UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2026

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	2025 Management and Sustainability Report

Item 1

Grupo AVAL

FORM 6K

MANAGEMENT AND SUSTAINABILITY REPORT

2025

*This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document, and the company does not assume any liability based upon it.

Context:

Grupo Aval Acciones y Valores S.A. presents this document dedicated to practices, policies, processes and indicators in relation to social and environmental matters, including climate issues (chapter extracted from Management and Sustainability Report).

Sustainability Strategy

1.4 ROE Sostenible

Profitability that creates value over time

We are an organization that understands sustainability as the central principle that guides our activity and our decisions; it is not an additional front; it is the way we operate and assume our responsibility as a financial-business conglomerate and as a key player in the development of the country.  We are convinced that the leadership of a business conglomerate is built on solid financial results, efficient capital allocation and responsible risk management, but also on our ability to drive progress, generate real opportunities, and contribute to more equitable and resilient economic and social development. Every decision we make, every credit we grant, the protection of Colombians' savings, and every investment we make reflect this vision and strengthens the country's confidence, competitiveness, and growth.

We call this conviction ROE Sostenible: Return with Purpose, Opportunities for All, and Environmental Balance. It is our way of expressing the balance between financial performance and positive impact on our environment, and of ensuring that value creation is sustainable over time.

R: Return with Purpose

We drive economic performance and strengthen corporate governance to generate long-term, sustainable value.

O: Opportunities for All

We create opportunities that reduce gaps, promote inclusion, and raise the quality of life in the territories where we operate.

E: Environmental Balance

We act with environmental responsibility, seeking a balance between development and conservation of natural resources.

DRAFT CHAPTER CE 031 | 2025

We contribute to the fulfillment of the Sustainable Development Goals (SDGs)

As a leading financial group, we assume our responsibility to actively contribute to the global goals defined in the United Nations Sustainable Development Goals (SDGs). Although our activities generate a cross-cutting impact on the 17 SDGs, by 2025 we prioritize those with the greatest alignment with our business model and capacity to generate sustainable value.

SDGs	Action	Impact
We promote gender equality through governance, leadership and access to financial opportunities.

•     31% of our Board Directors are women

•     54.4% of women in leadership positions.

•     56% of the total number of employees are women

•     We promoted a portfolio of $6.9 trillion COP aimed at companies led by women.

We contribute to sustainable economic growth through the generation of formal employment and the mobilization of capital. Our profitability is aligned with the generation of economic value for the country.

•     67,585 employees: We are one of the largest employers in the private sector.

•     We generated value to the economy for $41 trillion COP.

•     Our commercial portfolio mobilizes capital towards productive sectors.

•     We financed $20.2 trillion COP to micro, small and medium-sized enterprises (MSMEs).

•     1.3 million hours of training and training, with an average of 51.5 hours per employee[1].

	We boost infrastructure through our investments and modernize the financial system through digital innovation and interoperable solutions.	• 6 road concessions, 15 toll stations and 625 km of concession. • We launched innovative solutions such as WhatsApp transfers and contactless withdrawals in our Red Aval (Aval Network) ATM.

1 Employees with a direct contract from Grupo Aval and entities (25,684 employees).

DRAFT CHAPTER CE 031 | 2025

• We registered 9 million Tag Aval, boosting the digital payments infrastructure.
We reduce financial access gaps through inclusive solutions and territorial presence.

•    We invested more than $70 billion COP in social projects.

•    We financed $6.4 trillion COP in VIS or social housing loans, facilitating access to housing.

•     We financed $540 trillion COP in infrastructure for social development.

•     We impact 209,061 people through financial education programs.

•     123,112 banking correspondents and 2,738 ATMs.

We accompany the transition to a low-carbon economy through sustainable financing. We manage our climate risks and opportunities with a long-term vision.

•     We manage a green portfolio of $8.7 trillion COP.

•     We invested $2.7 trillion in energy transition projects.

•     We consume 38% of energy from renewable sources[2].

•     We implement a corporate climate strategy that guides our risk and opportunity management.

3. We are the Aval (guarantor) who takes care of what matters most

3.1 Sustainability has our Aval (endorsement)

At Grupo Aval we say: "Tú vas adelante, nosotros somos tu aval". We say this with conviction, because our history has been, and will continue to be, that of accompanying Colombians in their dreams, business, well-being and development. But that promise, in a group with our scale and trajectory, also implies a responsibility that transcends.

Our role in the economy gives us the possibility and the duty to have a positive impact on the lives of millions of people, on the strength of companies and on the stability of the country. It's not just about growing, it's about growing well. To direct our resources judiciously, to anticipate risks rigorously and to use our financial capacity as a lever to expand opportunities, boost productivity and strengthen the social fabric.

Every project we finance, every company we accompany and every strategic decision we make has a multiplier effect. That's why we understand that our impact isn't accidental: it's a conscious choice.

Under this conviction, we built Sustainable ROE, the strategy with which we demonstrate that profitability and responsibility do not compete with each other, but rather enhance each other. That generating value for our shareholders and generating value for society are, in fact, two sides of the same leadership vision. This is how we define the priority strategic focuses of each pillar of ROE Sostenible, orienting our management towards key initiatives, and aligning all our entities with this vision.

In 2025, we defined the objectives as a holding company in each of the pillars of ROE Sostenible and all our entities aligned their strategies to these objectives, with specific indicators and goals for the coming years.

2 Mainly by the energy consumed from the grid through renewable energy certificates (RECs).

DRAFT CHAPTER CE 031 | 2025

Return with Purpose: We drive economic performance and strengthen corporate governance to generate long-term, sustainable value.

Strategic Focus	Objectives	Level of advancement vs. Corporate Strategy	Progress 2025
Sustainability Leadership.	Elevate our sustainability performance by reaching the 94% percentile in the DJSI and improve the MSCI rating.		We achieved a score of 81/100, and we rank in the 6% percentile of the S&P Corporate Sustainability Assessment. In the MSCI rating we went from BB to BBB.
High standards of Corporate Governance.	Consolidate a solid and coherent Corporate Governance through the evaluation of Boards of Directors, ESG training, network articulation and homologation of policies in all entities.

We held the Meeting of Board Members with the participation of 120 directors and published the guidelines for its management, in addition to evaluating all the Boards under a standard and centralized model, increasing consistency and effectiveness in decision-making.

We updated our corporate regulatory framework in key areas such as sustainability, human rights, risks, compliance, AML/FPADM, anti-corruption, tax, personal data, and Occupational Health and Safety, consolidating a robust structure of control and transparency.

We consolidated the Group's Sustainability Committee and its entities.

Strategic alignment with our entities.	Deployment of ROE Sostenible in all entities, consolidate climate and ESG management through the finalization of the climate change risk model, the pilot implementation of the Climate Strategy and the joint definition of goals and objectives with our entities.		We defined ROE Sostenible objectives and formalized our Corporate ESG Policy, integrating environmental, social and governance criteria into the conglomerate's strategy and management.

DRAFT CHAPTER CE 031 | 2025

Integrating ESG criteria into strategic decisions.	Integrate ESG criteria into strategic, investment and financing decisions, with a clear baseline and measurable goals in the short and medium term, ensuring responsible and sustainable growth.

We define ESG indicators and goals linked to performance and strategic monitoring.

We established eligibility criteria for sustainable financing (green, social, or performance-linked).

Our institutions incorporate ESG variables into credit and investment risk analysis.

We assign clear responsibilities for ESG management at the Board and Senior Management level.

Opportunities for All: We create opportunities that reduce gaps, promote inclusion, and raise the quality of life in the territories where we operate.

Strategic Focus	Objective	Level of advancement vs. Corporate Strategy	Progress 2025
Social investment with purpose.	Implement a cross-cutting social initiative as a group that generates positive and sustainable impact, benefiting more than 200,000 people through programs that strengthen inclusion and well-being in communities.

Misión La Guajira consolidated itself as the most ambitious commitment to social contribution, achieving the purpose of bringing water, energy and connectivity to 25,000 people in 81 communities.

We begin the definition of the Social Investment Strategy of Grupo Aval and its entities.

We carried out Grupo Aval's first corporate volunteering, integrating more than 30 collaborators from all entities in Misión La Guajira.

Human talent with well-being and projection.	Promote the comprehensive development of human talent through continuous training, comprehensive wellness practices and corporate volunteering, connecting employees with the social purpose of the organization.

We formed Grupo Aval's Human Talent Committee, reinforcing human capital governance and strategic alignment in culture, leadership and organizational development issues.

We implemented Grupo Aval's corporate JobSite, strengthening our value proposition to talent and consolidating a unified experience of attraction and internal mobility.

DRAFT CHAPTER CE 031 | 2025

Sustainable stakeholder relationships.	Strengthen sustainable relationships with customers, suppliers and partners, promoting ESG practices that expand the positive impact on the value chain.

We promote strategic dialogue on financial sustainability, through the Forum "Nature as an asset", held with Corfi, promoting reflection on biodiversity and financial markets.

We launched the Human Rights Risk Management System, incorporating international standards and strengthening the identification, prevention and mitigation of impacts.

Diverse, equitable, and inclusive organizational culture.	Strengthen a diverse, equitable, and inclusive organizational culture, deepening human rights management through due diligence and ongoing training programs.

We define the principles of the ADN Aval, consolidating a shared corporate identity that guides our culture and decision-making.

We participated in the WeTrade fair, promoting strategic relationships and the strengthening of commercial opportunities and business inclusion.

We implemented human rights due diligence in the holding company, advancing in compliance with international standards and in the responsible management of social risks.

Environmental Balance: We act with environmental responsibility, seeking a balance between development and conservation of natural resources.

Strategic Focus	Objective	Level of advancement vs. Corporate Strategy	Progress 2025
Comprehensive carbon footprint management.	Measure and reduce the carbon footprint across the operation to contribute to a low-emission future.

We measure our carbon footprint under the international GHG Protocol standard, strengthening the transparency and comparability of our climate management at the level of holding companies and entities.

We adhere to PCAF (Partnership for Carbon Accounting Financials), strengthening the

DRAFT CHAPTER CE 031 | 2025

measurement and management of our financed emissions, aligned with the best international practices in the financial sector.
Environmental efficiency in every process.	Optimising the use of resources and minimising waste through eco-efficiency practices.

At Grupo Aval holding, we reduced our carbon footprint in Scope 1 and 2 by 66%, as a result of energy efficiency measures, operational optimization and transition to cleaner sources.

We reduced energy consumption by 9.6% and water consumption by 1.9%, consolidating efficient resource management and strengthening our corporate environmental culture.

Climate Resilience Strategic Plan.	Design and implement the climate change adaptation and mitigation strategy.

We defined Grupo Aval's Climate Strategy, establishing guidelines, goals and a roadmap to manage risks and opportunities associated with climate change.

We promote the integration of ESG risks into the Comprehensive Risk Management System, incorporating environmental, social and governance variables in decision-making and portfolio evaluation.

Preventive management of environmental risks.	Strengthen the comprehensive risk system by including climate and biodiversity risks in investment, credit and other strategic financial decisions.	We began the development of our Nature Strategy, aimed at identifying dependencies and impacts on biodiversity and natural capital, in line with emerging regulatory trends and standards.

DRAFT CHAPTER CE 031 | 2025

Commitment to biodiversity and restoration.	Develop initiatives for the conservation and regeneration of strategic ecosystems to preserve the balance of the planet.

The Amazonia Debit Card continued to channel resources for the protection of forests and mangroves. By 2025, 119,124 trees have been planted, approximately 88,114 tons of CO₂ have been captured, 148 hectares have been restored, and 362 families in 23 communities have benefited, with a 60% female participation in the plantings.

We planted 209 thousand trees, contributing to the restoration of key ecosystems and carbon sequestration.

We contribute to the protection of 2,522 species of fauna and flora, strengthening conservation and biodiversity initiatives in priority territories.

Our strategy materialized in a solid governance model in which different bodies participate to ensure coherence between the definition of specific objectives, monitoring mechanisms, and a robust framework of corporate policies that coherently guide the management of our entities. Among these, the ESG Policy, the Human Rights Policy, the Diversity, Equity and Inclusion Policy and the Sustainable Procurement Policy stand out, which establish clear guidelines for responsible, ethical and inclusive management.

In 2025, we consolidated the sustainability governance model, effectively articulating strategic areas, risk management, and control bodies, which allowed us to make progress in incorporating climate guidelines into corporate processes. In addition, we reinforced the climate management approach with the cross-cutting incorporation of the ESG Strategic Working Group and the Audit Committee, which support the integration of climate change into risk management, monitoring of impact mitigation and the identification of opportunities. This scheme strengthens accountability, business resilience and the alignment of corporate governance with a long-term vision.

DRAFT CHAPTER CE 031 | 2025

Sustainability Governance Model at Grupo Aval
GRI 2-12, 2-13, 2-22

We are leaders in Sustainability

At Grupo Aval we are convinced that only what is measured can improve. That is why, in addition to having indicators and a robust monitoring model, we seek validation from independent third parties that allow us to measure ourselves against the best in the world, adopt best practices, and determine how we can continue to multiply the positive impact we generate for our stakeholders.

In line with the above, in 2025 we decided that all our entities would participate in the Corporate Sustainability Assessment (CSA), the most recognized global standard measurement to determine the evolution of ESG issues in organizations. This year, at Grupo Aval, we achieved a historic score of 81/100 in the CSA, which places us in the top 5% globally for our practices and which allowed us to be included for the first time in the 2026 S&P Global Sustainability Yearbook.

DRAFT CHAPTER CE 031 | 2025

Additionally, in the 2025 assessment, we increased our score by 25% compared to 2024 thanks to progress in all the dimensions evaluated by the CSA. In the Economic and Governance dimension, we increased 20 points thanks to advances in materiality analysis, risk management, corporate governance and sustainable finance. In the Environmental dimension, we improved 18 points, highlighting the progress made in the climate change strategy and the environmental impacts of operations. And in the Social dimension, we advanced 10 positions thanks to the implementation of human rights due diligence, human talent management, and information privacy.

Our results, moreover, are consistent with those of our institutions. Five of Grupo Aval's entities (Corfi, Banco de Bogotá, Banco de Occidente, Grupo Aval y Promigas) were recognized in the S&P 2026 Sustainability Yearbook as leading companies in the world for their ESG performance. In Colombia, only 23 companies in total achieved this distinction. In particular, Banco de Bogotá achieved a score of 88/100 which puts it in the Top 10% in its category in the world. In addition, Corficolombiana ranked first globally in the financial services and capital markets industry, with a score of 89/100.

In addition, we strengthened our positioning in international markets by upgrading the MSCI ESG Rating from BB to BBB, as a result of strengthening corporate governance, ESG risk management and transparency in disclosure.

Our sustainable management was also recognized for its contribution to the Sustainable Development Goals (SDGs), through the recognition of the Good Practices of Sustainable Development of the Global Compact Colombia. Among the outstanding initiatives are the sustainable subordinated bond of Banco de Bogotá (SDG 5) and the Amazonia Debit Card (SDG 13), Observatorio para el Emprendimiento y la Empleabilidad del Adulto Mayor (SDG 10) and the More Productive Communities program of Promigas (SDG 8).

Likewise, our entities were recognized in the PAR AEquales 2025 Ranking for their commitment to gender equality and diversity, with Banco de Bogotá standing out as the number one company in the financial sector, Aval Casa de Bolsa in fifth place in the category of companies with 1 to 200 employees, and Corficolombiana in seventh place among companies with 201 to 1,000 employees.

3.2 Materiality

GRI 2-14, 3-1, 3-2; DJSI 1.3.1

The double materiality analysis is a strategic process that we review annually and update structurally every two years, in order to ensure its validity in the face of the evolution of the regulatory environment, the dynamics of the financial sector and our corporate strategy.

DRAFT CHAPTER CE 031 | 2025

This exercise allows us to assess, in an integrated manner, how environmental, social and governance (ESG) factors affect our financial performance (financial materiality) and how our decisions, operations and products generate impacts on the environment (impact materiality). Based on this analysis, we define strategic priorities and guide the management of our ROE Sostenible Strategy.

In 2025, we updated the year with the participation of 280 representatives of our stakeholders, including members of the Board of Directors, shareholders and investors, employees, subsidiaries, suppliers, customers, government and regulators, the media and the community. The process included a review of best practices, consultation and prioritization with stakeholders, construction of the double materiality matrix and definition of goals and objectives, and approval by Grupo Aval's Board of Directors.

Process for updating Grupo Aval's double materiality

Stage	Description
1. Best practice review and benchmarking.	Analysis of the internal and external context, considering the strategy of Grupo Aval and its subsidiaries, national and international benchmarks in the financial sector, ESG trends, market expectations and regulatory requirements.
2. Stakeholder consultation and prioritization.

Consult stakeholders to assess the relevance of ESG matters, considering their impact on value creation, risk management and business sustainability.
• Board of Directors.

• Subsidiaries

• Shareholders and Investors

• Collaborators

• Media and Opinion Leaders

• Government and regulatory bodies

• Suppliers

• Community

3. Construction of double materiality matrix and establishment of corporate goals and objectives.	Integrated assessment of financial materiality and impact, allowing issues to be prioritized according to their impact on financial performance and social and environmental impacts. The assessment incorporated a differentiated weighting of the stakeholders, considering their level of influence on strategic decisions, their ability to manage the issues evaluated and the representativeness of each group in the sample. Alignment with the global sustainability agenda: Paris Agreement, SDGs, country goals and establishment of corporate objectives.
4. Alignment with ROE Sostenible.	The prioritized topics are aligned with the strategic axes of ROE Sostenible, ensuring that business decisions, capital allocation, innovation and risk management incorporate ESG criteria in a transversal way.
5. Approval of the highest governing body.	Presentation to the Board of Directors, confirmation and approval of material matters. The materiality analysis was approved by Grupo Aval's Board of Directors in July 2025

As a result, 16 material issues were identified, which were prioritized in the double materiality matrix according to their relevance to the business and to stakeholders. Of these, 11 issues are directly integrated into the ROE Sostenible dimensions.

DRAFT CHAPTER CE 031 | 2025

Double Materiality Matrix

Return with Purpose:

•	Economic and profitable performance: At Grupo Aval we work to ensure stable growth and sustainable profits in the long term. Our efficient management strengthens the confidence of investors, customers and allies, ensuring that profitability translates into shared value for all stakeholders.

•	Information security and cybersecurity: In a highly digitized financial environment, we strengthen cyber risk management through robust controls and capabilities that protect critical information, ensure operational continuity, and preserve market confidence and regulatory compliance.

•	Innovation and digital transformation: We adapt to a dynamic financial environment through innovation and digital transformation. The incorporation of new technologies allows us to be more efficient, competitive and closer to our customers, expanding access to quality financial services.

•	Comprehensive risk management: Risk management is a fundamental part of our strategy. We identify, assess, and mitigate financial, operational, and ESG risks to strengthen the organization's resilience and responsibly respond to societal and market expectations.

•	Responsible investment: We promote investments that generate economic, social and environmental value. Through our entities, we promote projects aligned with sustainability principles and with the expectations of investors, contributing to the development of the country.

•	Sustainable finance: We recognize the role of the financial sector in the transition to a low-carbon and inclusive economy. Therefore, we offer products and services that promote sustainable development and strengthen our competitiveness in the market.

•	Corporate governance, ethics and compliance: We have a solid corporate governance that guarantees transparency, integrity and responsibility in management. This allows us to maintain the trust of our stakeholders and ensure the sustainability of the organization over time.

DRAFT CHAPTER CE 031 | 2025

Opportunities for All:

•	Generation of social value: Through financial inclusion and education programs, we seek to reduce inequalities and expand access to services that improve the economic well-being of the population. In this way, we strengthen our relationship with society and contribute to the development of the country.

•	Diversity, equity and inclusion: We foster diverse, equitable, and inclusive workplaces. These practices enrich our organizational culture, enhance innovation and strengthen the relationship with our employees and with society in general.

•	Financial inclusion and education: We facilitate responsible access to financial products and strengthen the economic capacities of the population through financial education, contributing to reducing gaps and expanding development opportunities.

Environmental Balance:

•	Climate change management: We are committed to climate change adaptation and mitigation. We reduce financial risks associated with the climate crisis and develop products aligned with a low-carbon economy, contributing to facing a global challenge.

3.3 Stakeholders

GRI 2-29

For us, the relationship with our stakeholders is a strategic, permanent and bidirectional exercise, which strengthens trust and guides our decisions. During 2025, we deepened our knowledge of our stakeholders, prioritizing those with the greatest impact and influence on our management, and strengthened spaces for dialogue to understand their expectations, risks, and opportunities. This process allowed us to more effectively integrate their perspectives into corporate strategy, risk management and sustainable value creation, consolidating relationships based on transparency, co-responsibility and the long term.

Stakeholder	Priority Issues	Communication channels	Form of relationship	2025 results
Board of Directors

The highest management body in charge of approving the policies, strategies, monitoring, and evaluation of the tasks proposed by the Senior Management of the Holding and its entities.	✓Corporate governance and ethics. ✓Sustainability strategy and ROE Sostenible. ✓ESG and climate risk management. ✓Sustainable economic performance. ✓Transparency and reporting.	• Regular Meetings. • Board Committees. • Management and Sustainability Report. • Results calls. • Individual meetings with entities.	With the Board of Directors, we promote a strategic relationship aimed at informed decision-making, through periodic spaces for analysis and monitoring of the sustainability strategy and progress on ESG issues. This dialogue allows defining guidelines, approving corporate policies, strengthening ESG governance and ensuring the integration of these

• Creation, updating and reviewing corporate policies such as ESG, Human Rights, the Board of Directors Regulations and the Code of Good Governance
• Presentation of ESG issues and work plan to the Board of Directors.

• 4 sessions of the ESG Committee of the Board of Directors were held

• Improvement of 20 points in the score of the Government and Economic dimension in the Corporate Sustainability Assessment.

DRAFT CHAPTER CE 031 | 2025

issues in the management of the Holding and its subsidiaries.
Subsidiaries Companies over which we exercise control as a Holding Company.	✓Implementation of the Group's ESG strategy.
✓Corporate governance and alignment with policies.
✓ESG performance management and indicators.
✓Organizational culture and talent..
✓Synergies and cross-cutting projects

• Periodic meetings.

• Board Committees.

• Management and Sustainability Report.

• Results calls.

• Individual meetings with subsidiaries.

• Committees.

• Corporate policies.

• Accompaniment of Grupo Aval's management team.

• Monthly letter from the President.

• Mi Grupo es Aval.

• Individual meetings.

• Participation in boards of directors, assemblies and committees.

• Reports.

• Cross-cutting projects such as Misión La Guajira and the Vamos pa'lante Campaign.

• ESG indicators system.

• Social media.

We work with our subsidiaries under a focus of articulation, accompaniment and generation of synergies, promoting relationships of trust and co-responsibility. Through committees, cross-cutting projects and corporate guidelines, we strengthen the homogeneous implementation of the ESG strategy, the exchange of good practices and the creation of joint value.

• More than 400 meetings of the different committees in which Grupo Aval and the entities participate.

• The Sustainability and DEI Committee met 12 times.

• Recognitions such as Friendly Biz, DJSI, S&P, and Great Place to Work.

• 22,589 employees and 21,000 family members in Mi Grupo es Aval.

• ESG indicator system redesigned and implemented for all subsidiaries.

Shareholders and Investors Corresponds to the shareholders and bondholders of the company.	✓Financial performance and sustainability. ✓Corporate governance. ✓ESG risk and opportunity management. ✓Transparency and disclosure. ✓Long-term value creation.

• Meetings.

• Quarterly results calls.

• Shareholders' Meeting.

• Shareholders' and investors' hotline.

• Investor relations management.

• Annual reports.

• Responses to requirements.

• Website.

(http://www.grupoaval.com/)

• Social media.

		We maintain a relationship based on transparency, trust and accountability, through clear, consistent and timely communication on the Group's financial and non-financial performance, strengthening informed decision-making and market confidence.	• Attention to more than 9,000 investor applications. • 4 earnings calls.

DRAFT CHAPTER CE 031 | 2025

• Management and Sustainability Report.
Employees It is the human team that makes it possible for the objectives of the companies to be met and who manage the projects in our subsidiaries.	✓Organizational culture and sense of belonging.
✓Comprehensive well-being and quality of life.
✓Professional development and growth.
✓Diversity, equity and inclusion.
	✓Internal communication and leadership.	• Meetings. • Monthly letter from the President. • Mi Grupo es Aval. • Intranet. • Día Yo Soy Aval and recognitions.	We foster a relationship with our employees based on respect, equity and integral development, promoting an inclusive, safe and motivating work environment. We promote spaces for communication, recognition and participation that strengthen the pride in belonging and the well-being of human talent.	• We transform our culture towards the Aval DNA. • 22,589 employees in Mi Grupo es Aval and 21,000 family members with 22 benefits. • 55 recognitions granted in "Día Yo Soy Aval".
Media and Opinion Leaders Mass and digital media, and people who publish information about us and our subsidiaries and who are important for brand and reputation management.	✓Corporate reputation and positioning. ✓Transparency and access to information. ✓Financial performance and ESG. ✓Contributions to the country's sustainable development.	• Interviews. • Press releases. • Results reports. • Website. (http://www.grupoaval.com/) • Social media. • Meetings. • Press conferences. • Participation of spokespersons in events.	We develop relationships with the media and opinion leaders based on transparency, credibility and open dialogue, sharing relevant, verifiable and timely information on our management, progress and commitments, in order to strengthen the reputation and understanding of the Group's impact.

• We participated in more than 700 publications with Grupo Aval and from Experiencias Aval in 1,500 in different media.

• MERCO Companies Result: 56th place.

• CSA – DJSI Rating: 81 (18 points above 2024).

DRAFT CHAPTER CE 031 | 2025

Government and regulatory entities

Organizations that issue regulatory requirements and carry out constant and permanent monitoring of the financial and non-financial information of the Holding and its subsidiaries.	✓Regulatory compliance. ✓Corporate governance. ✓Transparency and reporting. ✓Financial stability. ✓Sustainability of the financial system.	• Follow-up meetings. • Reports. • Response to requests. • Reports. • Work initiatives. • Management and Sustainability Report. • Website. (http://www.grupoaval.com/)	We promote relations with the Government and regulatory entities based on compliance, transparency and technical collaboration, actively participating in spaces for dialogue and in the development of initiatives that strengthen financial stability, economic growth and social welfare.	• Adoption Country Code: 91.2 / 100.
Suppliers People and companies that provide us with supplies and/or services.	✓Ethics and compliance. ✓ESG management in the supply chain. ✓Human rights and decent work. ✓Occupational safety and health. ✓Capacity building and partnerships.	• Policies. • Purchasing Management. • Website. (http://www.grupoaval.com/) • Forums and conversation spaces.	We build long-term relationships with our suppliers based on ethics, transparency and shared responsibility, promoting sustainable practices, capacity building and an efficient, inclusive supply chain aligned with our ESG standards.	•1,046 suppliers were evaluated with ESG criteria. • We channeled $11.0 trillion COP in purchases from suppliers.
Community People and communities that we impact directly or indirectly with the activities, decisions and programs we carry out.	✓Social and territorial development. ✓Financial inclusion and education. ✓Corporate volunteering. ✓Strategic social investment. ✓Relationship and dialogue with communities.	• Social programs and projects. • Corporate volunteering. • Alliances with social organizations. • Spaces for community dialogue. • Institutional reports and communications.	We relate to communities under a focus of co-responsibility and creation of shared value, promoting social investment initiatives, financial education and corporate volunteering that contribute to territorial development, capacity building and the improvement of quality of life.	• Implementation of high-impact social projects. • Participation of employees in volunteer initiatives. • Strengthening community capacities through financial education programs.

DRAFT CHAPTER CE 031 | 2025

3.4 Sustainability in our subsidiaries

GRI 203-2

At Grupo Aval we promote a common vision of sustainability that guides all our entities to integrate environmental, social and corporate governance (ESG) criteria into their strategy, risk management, product offering and decision-making. This approach is articulated through corporate guidelines, coordination spaces and shared goals under the framework of ROE Sostenible, ensuring coherence without ignoring the particularities of each business.

During 2025, our entities strengthened their sustainability models in accordance with their context and segments, advancing in the definition of their own strategies, materiality analysis, ESG goals and governance schemes led by their boards of directors. This process consolidated formal structures, policies and monitoring mechanisms that integrate sustainability into the management of the business and facilitate the implementation of cross-cutting initiatives in the Group.

We also promote the adoption of international standards and commitments that strengthen the soundness, quality and comparability of our ESG management. Within this framework, together with our entities, we adhere to the Partnership for Carbon Accounting Financials (PCAF), with the purpose of standardizing the measurement of financed emissions under an international and robust methodological framework.

Our banks are part of the UNEP Finance Initiative (UNEP FI), the United Nations initiative for sustainable finance, and since 2022 they have subscribed to the Principles for Responsible Banking (PRB). For their part, Porvenir and Corficolombiana adhere to the Principles for Responsible Investment (PRI), integrating ESG criteria into their investment decisions. In addition, our entities are part of the United Nations Global Compact and are promoters of the Asobancaria Green Protocol, reaffirming their commitment to the transition to an environmentally sustainable economy. They also have climate strategies aligned with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Banco de Bogotá also became the first financial institution in the country to publish its nature-aligned strategy with the recommendations of the Task Force on Nature-related Disclosures (TNFD).

In terms of transparency and accountability, all our entities publish their Management and/or Sustainability Reports annually, prepared under international standards such as the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB).

Banco de Bogotá

In 2025, Banco de Bogotá reaffirmed its position as a global benchmark in sustainability by raising its rating in the S&P Global CSA from 78 to 87/100 points, ranking among the four best banks in the world in this measurement. This performance was accompanied by its inclusion in Forbes Colombia's 50 Leading Companies in Sustainability and by recognitions from Global Finance and Euromoney for its innovation in sustainable financing. In addition, it was linked to the Equator Principles, integrating international standards in the management of environmental and social risks of large projects.

The sustainable portfolio reached $19.3 trillion, with significant growth in the green and social components. More than $1 trillion was allocated to renewable energies (17.5% of the green portfolio) and 54 headquarters already operate with clean energy solutions. The Bank participated in the financing of Line 1 of the Bogotá Metro (US$360 million), recognized by LatinFinance, and in projects such as the Oriente Tunnel and the Girardot–Ibagué–Cajamarca highway, contributing to regional connectivity and employment.

In the social sphere, its financial education program reached more than 13,000 students and the Mobile

DRAFT CHAPTER CE 031 | 2025

Classroom reached an additional 6,200 people, with specific initiatives for indigenous communities, SMEs and young people. The Amazonia Debit Card was recognized for its environmental contribution, while the Bank obtained first place in the financial sector in the Aequales PAR Ranking and extended sign language interpretation to its entire network, with more than 3,000 employees trained.

Banco de Occidente

It consolidated an outstanding organizational culture, being recognized for the third consecutive year as the best place to work in Colombia (category +1,500 employees) and as the best bank for women, according to Great Place to Work. He also received the Brandon Hall Award for his development and learning programs.

In environmental management, it completed three years of its sustainable mobility program, avoiding 31,382 kg of CO₂; verified its carbon footprint with ICONTEC and continued with its ecological restoration program together with WWF, planting 30,000 seedlings in National Parks. The Bank also continued to be a benchmark in the region for the publication of special editions on the country's ecological resources.

In sustainable finance, it contributed $300,000 million to the refinancing of the Girardot-Ibagué-Cajamarca highway and participated in the financing of the Oriente Tunnel. It also launched products aimed at savings and inclusion such as KUBO, a profitable account with pocket functions and a free virtual platform Hacertivos to offer financial education to individuals. In addition, it strengthened its business relationship through forums and sustainability meetings with regional organizations.

Banco Popular

It consolidated its strategy for the silver economy, positioning itself as the bank for the best time in life with the purpose of being preferred by the population over 50 years of age, offering a comprehensive proposal that goes beyond the financial. Together with ADL Digital Lab, he created the Silver Club, a wellness platform for seniors and their families, for which he was recognized for his commitment to human and purposeful banking. In addition, the Bank also deployed financial inclusion and education actions through spaces such as "Mi empresa en el mejor momento", aimed at entrepreneurs and merchants, and the first Llavetón, which allowed 31,000 Bre-b keys to be registered in a single year, deepening the use of immediate payments in its customer base.

Likewise, it strengthened its phygital model, achieving a 4.4-point increase in its NPS and a 449% growth in digital transactions. Thanks to this boost and the 26% increase in deposits from individuals, it received a nomination for the Portfolio Award in Customer Service, recognizing its success in integrating human support with technological adoption.

In environmental sustainability, it advanced in a solar energy project with Promigas in 13 offices, which will generate more than 577,000 kilowatts per year and reduce around 282 tons of CO₂ when it is fully operational.

Banco AV Villas

He focused his management on customer experience, social welfare and inclusion. This approach allowed it to achieve fourth place in the CX Interaction Awards with its improvement case in PQRS; a strategy that leveraged on the Voice of the Customer (VOC) to transform a critical process into a loyalty and NPS improvement engine. In its commercial offer, it gave life to the Bolsillos Rentables, created the Zona Promo and strengthened its housing solutions.

In the social sphere, the organization turned to the regions with the delivery of more than 10,700 school kits in urban and rural areas of the country. Similarly, it promoted the entrepreneurial spirit with its Entrepreneurship Fair, where it supported 24 initiatives of collaborators and their families. The bond with the community was

DRAFT CHAPTER CE 031 | 2025

strengthened through the first AV Villas Athletic Race in Bogotá and Cali, the delivery of 10 Diana Turbay university scholarships and the donation of 181 wheelchairs in Casanare.

Finally, in the environmental field, it reinforced its green footprint through the 11-year alliance with the Sanar Niños con Cáncer Foundation, with which it managed 526 tons of recyclable material and allocated 101.8 tons of electronic waste to give life to new trees in the AV Villas Forest.

Corficolombiana

It reached the first place globally in the Financial Services and Capital Markets industry in the S&P Global CSA, with 89/100 points, positioning itself as the company with the best sustainability performance in Colombia and the second in Latin America among more than 3,500 organizations evaluated. It was also recognized in Merco Responsabilidad ESG, ALAS20 and by CECODES.

Its road and gas pipeline projects generated more than 23,000 jobs, articulated 15,727 suppliers and benefited 300,000 people in 425 communities. Through his Foundation, he promoted regional progress with tourism programs in San Luis de Palenque, and education, sports, productive strengthening and culture programs in Ambalema. It also promoted knowledge through forums that brought together more than 1,450 attendees. Finally, he praised the commitment of its suppliers in the fourth edition of the CorfiSostenible Award, reaffirming a business model that integrated economic growth with collective well-being and environmental protection.

Porvenir

It consolidated its leadership in digital transformation by receiving seven Latam Digital Awards, a recognition of its capacity for innovation and growth in the region. In parallel, its commitment to the country was reflected in the Andesco Award for Sustainability and the recognition of the Global Compact Network Colombia; both awards exalted the impact of Observatorio para el Emprendimiento y la Empleabilidad del Adulto Mayor, an initiative that promoted the productive inclusion of older people in the national economy.

In its quest to generate value, the bank launched the Sustainable Financial Wellbeing strategy, a comprehensive model that accompanied people and companies in building a balanced financial life. In addition, it strengthened the bond with its pensioners through the launch of the Innova Mayor Award, in alliance with the Universidad del Rosario.

Finally, it reinforced its social and environmental footprint through the fourth edition of the Porvenir Journalism Award for Sustainability and various volunteer days leading restoration processes in the Chingaza and Farallones parks, where the planting of 200 native trees allowed a total of 5,590 forest individuals to be reached. This effort was complemented by the update of its carbon footprint methodology, reaffirming its purpose of protecting the environment.

Aval Fiduciaria

In 2025, it reinforced ESG integration in its asset management, renewed its commitment to the Principles for Responsible Investment (PRI), improved its result in Great Place to Work's work environment measurement, going from an index of 69 to 74, and strengthened talent development with leadership programs in partnership with EGADE Business School. Additionally, it maintained its ratings by Fitch Ratings AAA(col) and F1(col) by Fitch Ratings.

DRAFT CHAPTER CE 031 | 2025

dale!

The digital wallet dale! It consolidated itself in 2025 as a key player in financial inclusion and the digitization of payments, especially in the popular economy. During the year, it strengthened its presence in Corabastos, where it reached more than 7,000 linked businesses, and developed pilots and educational campaigns at business fairs to connect small businesses with digital financial services, through the use of Tag Aval and QR codes.

In addition, he led the Nombres con Calle campaign, which seeks to make 763,000 businesses visible in the popular economy by giving them their own identity through the Tag Aval, allowing them to receive immediate, free payments and from any bank or wallet, promoting formalization and the reduction of the use of cash.

3.5 Sustainable Finance

GRI 203-1, 203-2

At Grupo Aval we understand that our greatest impact is not only on how we operate, but on how we allocate capital. As one of the country's leading financial conglomerates, we have the capacity and responsibility to mobilize resources towards activities that promote economic growth, social inclusion, and environmental protection.

Our sustainable finance strategy integrates environmental, social and governance (ESG) criteria into credit, investment and financial structuring decisions. Through our Sustainable Finance Statement, as well as the sustainable financing and responsible investment policies adopted by our entities, we direct capital towards projects that contribute to the energy transition, the development of sustainable infrastructure, productive inclusion and business strengthening.

We work closely with our institutions to design and structure responsible financial instruments – such as sustainable bonds, green and social lines, thematic loans and ESG-based investment vehicles – that channel resources towards initiatives with measurable impact. Likewise, from our subsidiaries we promote complementary solutions such as carbon credits in Mavalle and the Energy Services Unit of Promigas, expanding the scope of our contribution to decarbonization and energy efficiency.

In 2025, the consolidated sustainable portfolio of our entities reached COP 46.9 trillion, which represents a growth of 103.4% compared to 2024.

This growth is due to two main reasons. First, Grupo Aval developed its own taxonomy, taking as a reference the guidelines of Asobancaria3 and the Green Taxonomy of Colombia4, with the aim of providing our banks with a standardized tool to classify the loans disbursed during the year according to the criteria defined for green portfolio and social portfolio. This exercise involved the incorporation of information that in 2024 was not being collected or reported under these parameters.

Secondly, as a result of the alignment process between the four financial institutions of the Group, the consolidated report for 2025 integrates the information of the four banks, while the previous year's report included only two of them.

Our sustainable portfolio is composed as follows:

3 Sources: 1) Document for Technical Discussion. Measurement of the Green Portfolio in the Colombian Banking Sector Asobancaria. (July, 2025). 2) Technical Document. Measurement of the Social Portfolio in the Colombian Banking Sector, Asobancaria. (April, 2025). 3) Asobancaria Social Protocol. Taken from: PROTOCOLO SOCIAL ASOBANCARIA (https://www.asobancaria.com/wp-content/uploads/2024/06/PROTOCOLO%20SOCIAL%20FIRMADO.pdf)

4 Source: Own construction, based on the Green Taxonomy of Colombia (2022). Taken from: TAXONOMÍA VERDE DE COLOMBIA (https://incp.org.co/wp-content/uploads/2022/04/Taxonomia-Verde-de-Colombia.pdf)

DRAFT CHAPTER CE 031 | 2025

Sustainable Portfolio Balance
$46.9 trillion COP
Social Portfolio Balance	Green Wallet Balance
$38.2 trillion COP	$8.7 trillion COP

Social Portfolio		Green Portfolio
Category	Balance 2025 (trillion COP)	Category	Balance 2025 (trillion COP)
MSMEs	20,2	Sustainable construction	1,8
Financial inclusion of people	11,1	Renewable energy	1,7
Affordable housing	6,4	Integrated water management	1,4
Social infrastructure	0,5	Sustainable transport	1,2
Total	38,2	Energy efficiency	1,0
		Land uses	1,0
		Sustainable infrastructure	0,2
		Other sustainable investments	0,2
		Circular economy	0,2
		Total	8,7

These results reflect the progressive integration of ESG criteria in the business and the consolidation of a portfolio that combines profitability with impact.

Key advances by entity

Banco de Bogotá

In 2025, Banco de Bogotá's sustainable portfolio reached COP $28.8 trillion, of which:

•	The green portfolio amounted to $6.9 trillion COP, of which 93.3% is mainly directed to renewable energy, sustainable construction, sustainable transport, land use, integrated water management and energy efficiency.

•	In terms of sustainable construction, 81 projects were certified in 2025, of which 5 have CASA Colombia certification and 76 have EDGE certification. Of the latter, 18 achieve the EDGE Advanced level, which shows high environmental performance by demonstrating savings equal to or greater than 40% in energy consumption.

•	The social portfolio exceeded $21.9 trillion COP, highlighting that 74.5% corresponds to the MSMEs portfolio; of this, 28.9% to companies led or owned by women.

The Amazonia Debit Card continued to channel resources for the protection of forests and mangroves. By 2025, 150,761 cards have been issued, of which 28,070 are active, 119,124 trees have been planted, approximately 88,114 tCO₂e have been captured, 148 hectares have been restored, and 362 families in 23 communities have benefited, with 60% female participation in planting.

DRAFT CHAPTER CE 031 | 2025

Banco de Occidente

Banco de Occidente's social portfolio reached COP $2.6 trillion, with a focus on financing MSMEs, especially those led by women.

The green portfolio amounted to $1.8 trillion COP, with resources mainly allocated to sustainable construction, integrated water management, renewable energy and sustainable transport.

The UNICEF credit card continued to generate contributions to the WASH program in La Guajira, accumulating donations of $2,434,077,402 COP since 2021.

Banco Popular

Banco Popular made progress in financial solutions for the silver economy, expanding the scope of the viable credit card and its value proposition for people over 50 years of age. With a social portfolio of $11.7 trillion COP.

In 2025, financing aimed at this segment of the population reached close to COP $10 trillion, representing 85.4% of the bank's social portfolio, and benefiting 476,119 older adults.

Banco AV Villas

Banco AV Villas strengthened its social portfolio with nearly $2.0 trillion COP, consolidating its commitment to the economic and social development of the country. This growth was mainly aimed at promoting micro, small and medium-sized enterprises (MSMEs), as well as expanding and facilitating access to affordable housing for vulnerable populations, contributing to financial inclusion and the well-being of more Colombian families.

Corficolombiana and its subsidiaries

Promigas signed an agreement to acquire 100% of the shares of Zelestra's companies in Colombia, Chile and Peru, incorporating a solar generation and storage portfolio with 1.4 GW contracted and more than 2.1 GW under development.

Proyectos de Infraestructura SAS (PISA Concession) developed electrification and operational optimization pilots, migrating vehicles to electric and hybrid technologies, with fuel savings of close to 78% and a reduction of 42.2 tons of CO₂e, equivalent to planting 4,222 trees, in addition to efficiency improvements of 61.7% and 3.7 times higher performance in road maintenance processes.

Hoteles Estelar integrated sustainable solutions and intra-group synergies, including 438 solar panels at the Intercontinental Cali Hotel that generate 229,620 kWh/year, the replacement of boilers that projects a reduction of 8,400 m³ per month of natural gas, and circular economy schemes that allowed the recycling of more than 2,000 kg of plastic waste.

Unipalma consolidated progress in energy sustainability, reaching 45% progress in the biomass cogeneration project, which will allow operating with a 100% clean and renewable energy matrix, strengthening operational resilience and long-term efficiency.

Porvenir

The integration of ESG criteria in investment management covers 51.4% of assets under management, strengthening the alignment between profitability and sustainability.

DRAFT CHAPTER CE 031 | 2025

Aval Banca de Inversión

Aval Banca de Inversión structured and underwrote a $1 trillion project finance syndicated loan to  finance the construction of the largest single solar park in Colombia.

Our role in the sustainable transition

At Grupo Aval we understand that the transition to a more sustainable economy requires mobilizing capital on a large scale, accompanying our clients in their transformation processes and continuously strengthening our ESG risk analysis and management frameworks.

Our commitment materialized in:

•	The systematic integration of ESG criteria into credit and investment decisions.

•	The structuring of thematic financial instruments.

•	The financing of energy transition and sustainable development projects.

•	Accompaniment of MSMEs, women entrepreneurs and vulnerable populations.

•	The progressive measurement of environmental and social impacts associated with our portfolio.

Through sustainable finance, we seek not only to generate profitability, but also to actively contribute to economic resilience, social equity, and the protection of the planet.

Social Chapter

4. We are the Aval (guarantee) of opportunities for all

At Grupo Aval we build opportunities that reach every corner of Colombia. When we talk about "opportunities for all", we are talking about accompanying an entire country: more than 18 million bank customers, and 15 million pension affiliates who trust our entities to advance, grow, and meet their goals. We are also talking about the millions of people who travel our roads, who receive the gas we distribute, the millions of people who stay in our hotels and the many others who benefit from our agro-industrial projects. Behind each figure there is a story, a project and a dream that has our support.

This is only possible thanks to the commitment of more than 67,500 employees who are present in 1,022 municipalities. It is also the result of joint work with thousands of suppliers that strengthen the business fabric and boost development and employment.

The opportunities we generate translate into ventures that are born, families that access housing, companies that expand their borders and communities that advance with greater inclusion and financial access.

This chapter reflects that conviction and responsibility: to be the Guarantor of a diverse and dynamic country that progresses when it has the tools, support and confidence to continue growing.

DRAFT CHAPTER CE 031 | 2025

4.1 We are the Aval (guarantee) of our talent

GRI 3-3

It is clear that our competitive advantage is talent. It is people who turn strategy into results, vision into execution, and challenges into opportunities. That is why we work decisively to attract, develop, compensate, and retain the best, strengthening the capabilities that sustain the growth, innovation, and solidity of our companies.

On a consolidated basis, we generate more than 67,500 jobs, of which nearly 47,000 are direct, approximately 4,000 temporary and more than 16,000 indirect through allied companies that provide us with services. Behind each figure are stories of progress, social mobility, and nation-building.

Our Aval DNA reflects the principles that define us and unite us as a Group. There are seven pillars that guide our way of acting: the customer always comes first, we generate results, we take charge, trust unites us, we make it simple, we innovate and we are talent. More than statements, they are behaviors that are experienced in each decision and in each interaction.

We also promote a culture based on equity, inclusion, and respect. We guarantee equal opportunities, recognizing talent for their merits, abilities, and values, free from any form of discrimination. Our team reflects that conviction: 56% women and 44% men, in a diverse environment that enriches our perspectives, strengthens decision-making, and allows us to better understand the millions of Colombians we serve.

With the purpose of addressing talent issues in a transversal way, in 2025 we created the Corporate Talent Committee, a space for conversation and development of initiatives led by the Presidency of Grupo Aval and the presidents of the main entities, together with the leaders of Human Talent. This Committee met regularly to analyze good practices, identify challenges, and define synergies and opportunities for all. In addition, the Committee addressed issues such as organizational climate, talent retention, employee benefits, training, and development as key pillars of the human talent strategy.

An important result of this initiative was the creation of a Job Site that facilitates internal mobility between the Group's entities. On this platform, our employees visualize the employment opportunities available in other companies of the Group, promoting personal growth, expansion of experience, professional development and talent retention. This Job Site represents the importance of loyalty, strengthening the sense of belonging and taking advantage of existing skills.

Talent Management

GRI 401-3; 403-6

Our talent model is based on the principles of decent work promoted by the International Labor Organization (ILO) and in strict compliance with Colombian regulations, also incorporating higher standards in well-being, stability, and protection.

We guarantee remuneration above the legal minimum wage, which exceeds the estimated threshold of a living wage in Colombia. This ensures that our employees and their families can access education, health, and housing with stable conditions. We promote a meritocratic environment where promotion and promotion decisions are based exclusively on performance, capabilities and results, eliminating biases and consolidating a culture of respect and inclusion.

We prioritize 40-hour workweek, below the legal maximum, mandatory rest, and effective access to paid vacations – with an average of 12.4 days enjoyed per employee in 2025 – as well as contractual stability and responsible protocols in the event of organizational adjustments.

DRAFT CHAPTER CE 031 | 2025

We complement the above with extralegal benefits that strengthen social protection and recognize life beyond work: extended parental leave (five additional days for maternity and paternity), digital disconnection schemes and modalities of labor flexibility.

In partnership with our entities, we strengthen wellness coverage by:

•	Annual preventive check-ups for employees and preferential rates for their families.

•	Aid for prepaid medicine.

•	Occupational health programs with a preventive approach.

•	Breast-feeding rooms and accompaniment for new mothers.

Employees by gender Grupo Aval consolidated5
GRI 405-1; SASB FN-AC-330a.1

Employees by job category and gender Grupo Aval consolidated6

In senior management and middle management positions, women occupy 50.4% of positions at Group level, reflecting concrete progress in female participation at decision-making levels.

A relevant milestone in the leadership of Aval entities is the increase in the presence of women in the top positions, 43% of the entities have a woman as president. As for our entities:

1.	In BdO, 42.2% of leadership positions are composed by women. The Bank was highlighted for the third consecutive year as the best place to work for women, according to Great Place to Work.

5 Employees with direct and temporary contracts consolidated Grupo Aval, Entities and subsidiaries.

6 Collaborators with direct contract Grupo Aval and Entities.

DRAFT CHAPTER CE 031 | 2025

2.	In BdB, 33% of the Board of Directors is composed up of women and 57.2% of management positions are held by women.

3.	At Corfi, on the other hand, we have a diverse board of directors where 44% of the members are women.

We understand diversity in a broad sense and manage it structurally across the organization. By 2025, within our direct collaborators we have 1.7% of the Afro-descendant population, with participation in leadership positions; 1.4% of employees belonging to ethnic communities; 0.04% of migrants (Latino population); and 99.96% of Colombian employees, reflecting the national composition of our operation.

In strategic areas for organizational transformation, such as STEM positions, women represent 43.5% (1,594 people) and men 56.5% (2,069 people) of the consolidated total, evidencing progress in expanding female representation in key functions for innovation and competitiveness.

This commitment also materialized in concrete initiatives. In several of our entities, we develop programs for the inclusion of people with diverse abilities, strengthening our organizational culture and promoting spaces for integration and learning.

In 2024, we obtained recertification for two years as Friendly Biz for all of Grupo Aval and its entities, consolidating our position as a regional benchmark in inclusion practices.

Remuneration Model

Compensation at Grupo Aval is a fundamental pillar of our employee value proposition and our sustainability strategy. It is based on merit, skills, performance, and trajectory.

The recruitment and promotion processes are supported by clear job profiles and performance evaluation results, under a formal compensation policy. Salary increases are made annually for executives and non-executives considering the CPI, individual performance and the company's results, a process that has the participation of the Presidency and the Compensation Committee. Likewise, the gender pay gap is monitored at least once a year and corrective actions are taken during the increase cycles.

The remuneration of senior executives combines a fixed and a variable component, aligned with the fulfillment of financial, corporate and sustainability objectives, under the Balanced Scorecard (BSC) methodology. This scheme links individual and collective performance with the long-term strategy to 2030, through indicators defined by pillar, with specific metrics and weightings that annually determine the level of achievement of goals.

Employee Experience

We believe that sustainable success starts with the quality of the environments we build. That is why we are committed to creating workspaces where collaboration, mutual respect and personal development are not aspirations, but everyday realities. We promote a healthy, challenging and humane environment, where each person can grow, contribute and feel proud of what they do.

As a reflection of this commitment, in 2025 we carried out the Great Place To Work (GPTW) measurement for Grupo Aval Holding, under the Trust Index methodology, obtaining the certification for the period July 2025 – July 2026. This evaluation allowed us to listen directly to the voice of our employees, with an outstanding participation of 91%.

The result is overwhelming: 80% say that Grupo Aval is an excellent place to work. More than just an indicator, this recognition confirms that trust, pride, and a sense of belonging are an essential part of our culture and

DRAFT CHAPTER CE 031 | 2025

motivates us to continue raising the bar for our teams' expertise.

Behind this percentage there are concrete facts:

•	94% affirmation of equal treatment regardless of sexual orientation, race, or any other status.

•	94% confirmation of physical safety in the workplace.

•	92% consider that people are treated with respect within the company.

•	91% feel proud when they say they work in the organization.

This performance is consistent with the Group's results. Banco de Occidente was recognized for the third consecutive year as "The Best Place to Work in Colombia" in the category of more than 1,500 employees. Likewise, Banco de Bogotá, Corficolombiana, Aval Fiduciaria and Aval Casa de Bolsa received GPTW certifications as excellent places to work, reaffirming our commitment to well-being, trust, and pride of belonging in all our entities.

We promote free association7

GRI 2-30

We promote an environment where free association and collective bargaining are respected and protected as the basis of industrial relations based on dialogue and trust. Although there are no unions or collective agreements in Grupo Aval Holding, Corficolombiana and Porvenir, our banking entities, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, have trade union organizations and collective agreements in force for employees with direct contracts, reflecting the autonomy of each entity and the diversity of mechanisms for the exercise of labor rights.

•	36% of direct employees are members of a union.

•	15% are covered by collective agreements.

•	49% do not have union membership or conventional coverage.

These figures show a balance between employees who are members and those who are not members of unions, within an environment where the rights to freedom of association and collective bargaining are fully guaranteed.

Attracting talent

At Grupo Aval and our entities, we continue to open doors to talent. During the year, we managed 5,066 vacancies, maintaining an active dynamic that allowed us to accompany the growth of our people and strengthen our teams. Of these, 3,046 were covered by internal collaborators, reaching a coverage of 60.13%. This result reflects something we deeply value: believing in the potential of our people and providing real opportunities for growth within the organization.

In the external selection processes, with an average cost of the selection process of $3,154,547, we made 2,020 new connections that enrich our capabilities and allow us to continue transforming.

Each new addition represents a story that begins. 57.2% of those who joined were women and 42.8% men, moving towards a more balanced representation from the time they joined. 68.18% correspond to talent under 30 years of age, 30.63% to people between 30 and 50 years of age and 1.20% to people over 50 years of age, combining young energy with experience. Most were linked to functional areas (94.86%), along with new additions in subordinate management (2.86%), middle management (1.96%) and senior management (0.32%),

7 Collaborators with direct contract Grupo Aval and Entities.

DRAFT CHAPTER CE 031 | 2025

strengthening different levels of the organization. 99.9% of the new admissions are Colombian and 0.1% foreign talent.

Turnover rate8

401-1

Voluntary turnover and general turnover are key indicators to evaluate the stability of our teams and the effectiveness of our employee value proposition. In 2025, voluntary turnover in Grupo Aval and its entities stood at 5.52%, while general turnover reached 11.38%. These results are periodically analyzed by segment, level, and entity, allowing us to identify trends and opportunities for improvement.

Continuous monitoring of voluntary turnover helps us understand external mobility decisions and strengthen our development, leadership, compensation, and wellbeing strategies. On the other hand, the general turnover reflects the dynamics of an organization of our scale, with about 3,000 total departures during the period. Our goal is to maintain sustainable levels that balance organizational stability, talent renewal, and strategic growth.

By delving deeper into the segments, the data allows us to read more clearly the internal and external mobility within the Group. By gender, the general turnover was 10.7% in women and 12.4% in men, remaining in close ranges. In terms of age, turnover is highest in talent under 30 years of age (17%), typical of initial stages of career; it decreases to 8.8% between 30 and 50 years of age and rises slightly to 11.6% in those over 50 years of age.

By organizational level, turnover presents differentiated behaviors: senior management registered 16.3%, while middle management reached 9.7%, subordinate management 9.1% and functional areas 11.6%, evidencing dynamics specific to each category. In terms of nationality, turnover was 11.5% for domestic talent and 25% for foreign talent.

Talent Development
GRI 404-1, 404-2

Promoting lifelong learning is a strategic decision that strengthens our capacity for adaptation, innovation and long-term value generation. For this reason, in 2025 Grupo Aval Holding provided nearly 5,400 hours of training to its 127 employees, which represents an average of 42 hours of development per person and an investment of $1,048,020 per employee. These figures reflect our conviction that knowledge not only enhances individual performance but also increases the competitiveness and sustainability of the entire organization.

At the consolidated level, together with our entities, we reached more than 1.3 million hours of education and training, with an average of 51.50 hours per employee9 in the year. The total investment allocated to these programs amounted to about $11,950 million, reflecting a significant institutional effort to strengthen technical, digital and strategic skills throughout the organization.

The topics prioritized in training were Diversity and inclusion, Information security, Technological Risks and Cybersecurity and Human Rights.

Together, these results tell the story of a Group that invests in its people, that understands that knowledge is a competitive advantage and that is committed to continuous learning as the bridge between strategy and execution.

8 Collaborators with direct contract Grupo Aval and Entities (includes interns and SENA, in accordance with Law 2466 of 2025).

9 Employees with direct contracts from Grupo Aval and Entities (25,684) employees.

DRAFT CHAPTER CE 031 | 2025

Development Programs

In our entities we have robust training and education processes to guarantee the development of skills, the strengthening of competencies and the adaptation to a constantly evolving environment. Through Corporate Universities, we offer training programs tailored to specific needs and promote the holistic growth of our community. In this sense, investment in training translates into a strengthening of human capital and greater competitiveness in the market, promoting excellence, innovation and commitment to our corporate values.

Some of the Universities of our entities are:

-	La U – Banco de Occidente: more than 100 of its own courses and more than 600 courses in open academia (for employees and their families), leadership academy and mentoring program. More than 21 thousand courses have been carried out.

-	University for All - Porvenir: open to employees, family members, customers, and suppliers. It incorporates five learning paths: commercial advisory, digital school, operational evolution, pension advisory and leadership school.

-	La U Banboger – Banco de Bogotá: academy for all lines of business, banking and regulation, data and analytics, leadership, agility, sustainability, commercial, digital and technology, experience, and power skills.

-	Corfi Corporate University: 4 faculties (leadership, finance, business administration, innovation, and digital transformation), programs with scope to all employees according to their level of contribution and have the possibility of homologating credits with postgraduate programs.

At Grupo Aval Holding, we strengthen leadership capabilities through a program developed in partnership with our compensation fund, focused on strategic, digital, and management skills. During the year, we dedicated nearly 800 hours of training on topics such as digital leadership, strategy implementation, sustainability, negotiation and decision-making, with the participation of 63% of our employees.

In regulatory matters, we have the "Aval Guidelines" program, aimed at reinforcing regulatory knowledge and high impact for the business, including ethics and conduct, risk management, sustainability, information security, business continuity and prevention of money laundering, among others. 100% of employees completed these trainings. In addition, all new hires receive training in the Code of Ethics and Conduct, allocating more than 48 hours to this component during 2025.

Well-being for our employees

We are aware that recognition is an essential component for the management of our teams because it reinforces the emotional connection of employees with their work and with our organization. We are constantly exploring ways of recognition that are fair and motivate our employees to do their jobs better every day.

With this purpose in 2025 we carried out the day #YoSoyAval. This is a space to share with our thousands of employees that celebrates and values the commitment of employees to achieving our goals. On this occasion, the same employees were in charge of nominating their colleagues, highlighting their most outstanding contributions in each of the categories: empathy and connection, collaboration and teamwork, customer-centric innovation and sustainability and social impact. Subsequently, the 55 winners of the #YoSoyAval awards were chosen, reinforcing our sense of community and collaboration.

During 2025 we maintained programs aimed at integration and mental well-being with 10 gastronomy and crafts activities, reaching an expected 71% participation. In addition, 12% of Grupo Aval Holding's employees enjoyed "Experiencias Aval" with a companion, accessing 9 cultural and musical events. We also carry out special activities for the children of employees on key dates and deliver Christmas gifts.

DRAFT CHAPTER CE 031 | 2025

In terms of sports, we continue with the "De Vuelta al podio" program, with a participation of close to 34% of employees, promoting sports and recreational competitions. In addition, 16% of the employees participated in the Bogota Half Marathon with a specialized prior assessment. Through employee funds, 35% of employees access diversity benefits categories. Likewise, through the Compensation Fund, 20% had access to sports and recreational activities for themselves and their families.

Work-Life Balance

All employees have a working week of 40 hours, less than that established by law. Additionally, they enjoyed an additional 2.5 working days of rest for the end of the year. 44% maintained a hybrid work scheme and can work one day of the week from home. 10.24% managed home or vehicle loans with preferential rates, and 26.8% accessed other differential credit lines.

1.6% of employees took maternity or paternity leave, and all returned to work once the leave ended.

Our entities offer a portfolio of benefits to their employees that include:

•	Insurance and aid: Life policy, educational aid, educational aid for children, maternity aid, childbirth aid, funeral assistance, optical assistance.

•	Flexibility and free time: Flexible schedules, birthday working day, half a day off per month, family day, work at home.

•	Financial support: Housing credit, vehicle loan, mutual fund, vehicle leasing.

•	Health and wellness: Prepaid medicine (in some cases for executive positions or senior management), executive check-up, gym, maintenance fee for club memberships.

•	Recognitions and bonuses: Seniority bonus every 5 years, extralegal bonus, vacation bonus, retirement pension bonus, annual bonus for commercial positions.

•	Other benefits: Christmas gifts for children, extraordinary events, degrees, marriage, recreational holidays for children.

Mi Grupo es Aval: Welfare and Benefits for Our People

Thinking about the well-being of our employees and their families, we created Mi Grupo es Aval, a comprehensive platform that brings together the benefits of all our entities and strategic allies. Through this initiative, we offer access to exclusive discounts, wellness programs, aid, insurance, educational agreements, financing options, and many more advantages designed to improve the quality of life of those who are part of our Group. Today more than 22,500 employees and 21,000 family members are part of Mi Grupo es Aval.

Performance evaluation

GRI 404-3

In 2025, we consolidated a robust and complementary performance evaluation model in Grupo Aval and in our entities, aimed at strengthening strategic alignment, meritocracy and the culture of continuous feedback. At the consolidated level, 60% of the employees participated in evaluation schemes for the management of objectives, reaffirming this model as the central axis for the measurement of results and the monitoring of the fulfillment of goals. Additionally, 46% participated in agile conversations, promoting spaces for frequent dialogue between leaders and teams; 17% were evaluated using multidimensional methodologies such as 360° models, strengthening the comprehensive vision of performance; and 3.5% were part of team-based evaluations,

DRAFT CHAPTER CE 031 | 2025

promoting co-responsibility and collective achievement. These figures reflect a diverse and evolving performance management system, which combines performance measurement, competence development and continuous conversation to empower talent and ensure the effective execution of the Group's strategy.

We promote a safe environment for our employees

GRI 403-1, 403-3, 403-5, 403-8, 403-9; DJSI 3.4.2, DJSI 3.4.3.

We have an Occupational Health and Safety Management System (OH&S-MS), implemented in accordance with current legal requirements, in particular Decree 1072 of 2015 and Resolution 312 of 2019, which establish the regulatory framework for the prevention of occupational risks in Colombia.

We review the Occupational Health and Safety Policy annually. This Policy is approved by the Board of Directors and its objective is to guarantee safe and healthy work environments for employees, suppliers, contractors and visitors, ensuring the technical, human and financial resources necessary to execute the annual work plan. This plan includes the identification of hazards, the evaluation and control of risks, and the implementation of mitigation, substitution or elimination measures, with the purpose of reducing accidents and protecting the physical and mental integrity of all people linked to our operations.

The OH&S Management System covers 100% of employees at all levels, as well as suppliers, contractors and visitors at our facilities. To verify compliance, the system is externally audited every year. The latest audit, carried out in October 2025 by Smart Solutions Technologies S.A.S., confirmed compliance with the standards established in the applicable regulations.

In addition, we dedicate more than 97,000 hours to training and education in occupational health and safety in our entities. In 2025, no work-related fatalities were recorded in any of the Group's companies.

The absenteeism rate registered for 2025 in Grupo Aval Holding was 0.79, which is exclusively due to medical causes and is not related to workplace accidents. As for our entities, the absenteeism rate was 2.07.

4.2 We are the Aval (guarantor) that accompanies the people

GRI 3-3

Our customers

We accompany our clients to meet their goals. Customers, moreover, who are from different entities, regions, characteristics, segments, etc. From each of our entities we serve them with the conviction that they are our reason for being and our priority. That's why our Aval DNA starts with "Customer First".

With the aim of having an integrated vision of our customers, in 2025 we formed the Corporate Customer Committee. In this instance, led by Grupo Aval's senior management, together with the presidents and leaders in terms of experience issues of our entities, we shared best practices, identified common gaps and cross-cutting work opportunities, evaluated our customer experience, and defined common standards.

Likewise, during the year, we incorporated a new visual representation of our customers in the spaces of our entities, as part of our strategy to strengthen a truly customer-centric culture. Through characters that symbolize the different profiles, moments of life and aspirations of those who trust us, we seek to materialize our commitment to be the Guarantor of our clients.

DRAFT CHAPTER CE 031 | 2025

This initiative seeks that, in every process, conversation and decision-making, we remember who we serve and the impact we generate in their financial lives. Beyond a visual element, this representation becomes a permanent reminder that our solutions must be designed with empathy, simplicity, and the generation of value for our customers.

Financial inclusion

SASB FN-CB-240a.1, FN-CB-240a.2, FN-CB-240a.4

Our commitment is aimed at innovating and expanding the offer of products and services for vulnerable groups based on market analysis and customer feedback; adapt the channels and models of service to their needs; promoting financial well-being through non-financial support; prevent over-indebtedness through responsible practices; guarantee accessible attention and complaint mechanisms; train our teams to ensure respectful business practices; collaborate with strategic allies that strengthen the inclusive financial ecosystem; and to have supervisory bodies at the managerial or executive level that follow up on progress in this area.

In our ESG Corporate Policy, we establish guidelines that guide our entities in the promotion of financial inclusion, with the aim of expanding access, use, and quality of financial services for traditionally underserved populations, in line with the strategic priorities of each institution.

In terms of micro, small and medium-sized enterprise development10 and community welfare, we have provided through: (i) loans that primarily finance community services for low- and moderate-income people, and the development, revitalization, or stabilization of low- or moderate-income regions, and (ii) loans related to microfinance lenders, social banks, or community development financial institutions (portfolio of rediscount).11

	Total disbursements	Total Balance 2025 (trillion COP)
Loans to MSMEs	83.818	22,6
Credits for community development	78.257	3,8
Total	162.075	26,4

During 2025, we impacted nearly 210,000 people through our financial education programs with which we seek to close gaps in: low adoption of digital means of payment, low financial literacy, sociocultural and geographical barriers, lack of knowledge of the financial system, lack of early education and educational exclusion, low culture

10 Categorized according to Decree 1074 of 2015.

11 Categorization according to SASB. Loans for personal expenses or residential property are excluded.

DRAFT CHAPTER CE 031 | 2025

of pension savings, and lack of products and services adapted to needs.  among others.

In this sense, we reach populations that have traditionally been excluded from the financial system or have difficulties in accessing the use of quality products and services, such as:

Specific target group	People impacted
Older adult (+60 years)	3.893
Youth	95.352
MSMEs	3.289
People with low incomes	600
People with disabilities	5.825
Customers and the community in general	99.927
Total	208.886

We know that the effectiveness in the adoption of these insights depends on the relevance and accessibility of the channels used. For this reason, we promote distinct types of support that adapt to the characteristics and needs of each population group, ensuring inclusive, practical, and culturally relevant methodologies. For example, through technical assistance, face-to-face and virtual training programs, interactive digital tools, and specialized training for entrepreneurs and SMEs, aimed at strengthening people's financial management and well-being.

Media Type	People impacted
Technical Support	6.922
Financial or digital literacy training	107.318
Business management tools or training	94.551
Digital communication	95
Total	208.886

Experiencias Aval

Experiencias Aval is value for our customers. It also represents one of the most representative initiatives of the Group's commitment to well-being, culture, and entertainment in Colombia. For more than a decade, this platform has made it possible to bring artistic expressions and events of national and international stature to millions of people, expanding access to culture and generating meeting spaces that strengthen the bond with our customers.

Through a diverse range that includes concerts, shows and events in different genres and formats, Experiencias Aval has contributed to differentiating our value proposition in the financial sector, generating tangible benefits for our customers and potential users, while promoting the activation, loyalty, and use of our entities' products.

In 2025 we supported 50 entertainment events, which brought together nearly 2 million attendees, expanding the reach of this initiative through exclusive pre-sales, strategic sponsorships and experiences designed to strengthen the relationship with our customers.

Importantly, this year we took a significant step forward by giving our clients the opportunity to attend the FIFA World Cup: The Greatest Experience on the Planet, thanks to the strategic partnership we entered into with Visa.

DRAFT CHAPTER CE 031 | 2025

Through this agreement, we expand access to exclusive benefits and experiences associated with events of global reach, strengthening our ability to connect our clients with unique and memorable moments. This alliance not only enriches the value proposition of our entities, but also reaffirms Grupo Aval's positioning as an ally that accompanies its customers beyond financial services, facilitating access to world-class experiences that generate proximity, loyalty, and brand recall.

4.3 We are the Aval (guarantor) that innovates for everyone

At Grupo Aval we promote innovation as a driving force to develop solutions that make our customers' lives easier, expand access to financial services and allow us to anticipate the transformations of the financial system. Through the development of new digital capabilities, the modernization of our transactional infrastructure and the implementation of pioneering solutions in the market, we continue to strengthen our value proposition and consolidate our leadership in the evolution of the Colombian financial sector.

Gou Payments

One of the most relevant milestones was the consolidation of GOU Payments, which marks a structural milestone in the transformation of the Colombian financial ecosystem. It is not only about the creation of a new payment company, but also about the implementation of a world-class technological infrastructure designed to enable a more agile, interoperable, and efficient transactional system for the country.

GOU Payments strengthens the ability to develop integrated solutions that optimize payments, collections, collections, reconciliation, and financing in real time, connecting financial institutions, Fintech, cooperatives, companies, businesses, and individuals under the same operating standard. This strategic advancement accelerates the adoption of new business models, improves system liquidity, and reduces operational friction. More than a technological development, it represents an evolution in the way money circulates in Colombia and a firm commitment to lead the next stage of the country's financial digitalization.

Tag Aval

In line with our payment innovation strategy, we made progress in the evolution of the Tag Aval, which was consolidated as a key enabler for the entry into operation of the Bre-b instant payment system, led by Banco de la República. Currently, Grupo Aval reaches 9.1 million keys and concentrates 46.4% of the market in commercial keys. Through this initiative, we facilitate the transition to an interoperable instant transfer scheme, allowing millions of users to make and receive payments in a simpler, safer and more efficient way.

Red Aval (Aval Network)

On the other hand, on the transactional infrastructure front, we continue to strengthen the Aval Network, focusing on optimizing operational efficiency and improving the user experience. Currently, we have 2,738 ATMs and 123,112 banking correspondents, with a presence in 100% of the country's departments. During the year, we added 1,914 new points, expanding access to financial services in previously underserved areas.

Additionally, with the modernization of our ATM Network, we incorporate advanced analytics and artificial intelligence to optimize their location, availability and service levels, in order to be present where our customers need us most. In line with this objective, we were pioneers in the implementation of solutions that allow cardless withdrawals, facilitating access to cash through contact technologies that improve security and simplify user experience.

Similarly, we are making progress in the development of low-value digital payment solutions through conversational channels such as WhatsApp, expanding transaction alternatives, and bringing financial services

DRAFT CHAPTER CE 031 | 2025

closer to the daily lives of our customers. This solution results in a growth of close to 30% month by month in the number of transactions and an approximate increase of 10% per month in the amount transacted, reflecting incredibly positive results in frequency of use and adoption.

At Grupo Aval, we recently took a crucial step in our digital transformation, announcing a strategic alliance with Microsoft to accelerate the incorporation of solutions based on artificial intelligence, with a focus on four key pillars: sustainable growth, operational efficiency, process optimization, and risk management. This joint work is already starting to translate into value: more productivity for our teams with Microsoft 365 Copilot, better experience for our customers, and new development capabilities with low-code/no-code platforms. All backed by a robust cybersecurity strategy.

ADL

In 2025, ADL consolidated its role as a strategic ally of the Aval Group. During this year, the organization strengthened the digital capabilities of the ecosystem, generating an impact on digitalization equivalent to $1.1 trillion COP, demonstrating the maturity of a sustained innovation strategy, and raising the digitization rate of products with digital potential to 97%.

ADL also made progress in strengthening its advanced analytics and artificial intelligence capabilities, scaling predictive models used by entities for retention, recovery, and origination. These capabilities boosted digital adoption, helping banks grow by 2.2% in digital customers compared to 2024 and maintain a cumulative increase of 45% since 2020.

In line with the maturity of the digital ecosystem, ADL continued to evolve the Mobile Banking, Banking Portal, and Public Portal channels, integrating more advanced usability and security standards, and enabling more fluid user journeys.

We also continue to strengthen our digital ecosystems, which are increasingly consolidating themselves as prominent players in the country:

•	CarroYa with more than 91,074 opportunities, 10,291 CarroYa and Banco AV Villas credit cards, 6,196 tokenized cards in the CarroYa app, being 22.8% of the Group.

•	In 2025, Metrocuadrado recorded an average of more than 4.7 million monthly visits and generated 6.7 million contacts for its customers.

•	Club Plateado, the ecosystem launched by Banco Popular and ADL, was consolidated in 2025 as the first digital ecosystem in Colombia focused on the +50-silver economy, which, in just four months of operation, managed to build a community of more than 21,000 members.

4.4 We are the Aval (guarantor) that grows with suppliers

GRI 204-1

At Grupo Aval we understand that our ability to generate sustainable value is not limited to our direct operations, but also depends on the strength, resilience, and commitment of our supply chain. For this reason, we conceive of our suppliers as strategic partners in economic and social growth and development. Through relationships based on transparency, ethics, and innovation, we promote ambitious standards of quality and sustainability, integrating environmental, social and governance (ESG) criteria into supplier linkage, contracting, management, and development processes.

In 2025 we made purchases from 31,857 suppliers. Of these, 30,853 are Colombian companies (96.85%) and 1,004 (3.15%) come from other countries, which confirms that our operation is based on talent, productive capacity, and local knowledge.

DRAFT CHAPTER CE 031 | 2025

Entity	National suppliers	Foreign suppliers	Total suppliers	% national	% foreigners
Grupo Aval	216	26	242	89,26%	10,74%
Banco de Bogotá	7751	36	7787	99,54%	0,46%
Banco de Occidente	3697	33	3730	99,12%	0,88%
Banco Popular	1086	25	1111	97,75%	2,25%
Banco AV Villas	451	47	498	90,56%	9,44%
Corficolombiana	15075	652	15727	95,85%	4,15%
Porvenir	1503	88	1591	94,47%	5,53%
Aval Fiduciaria	242	11	253	95,65%	4,35%
Aval Casa de Bolsa	175	11	186	94,09%	5,91%
Nexa	202	15	217	93,09%	6,91%
Gou Payments	221	30	251	88,05%	11,95%
Aval Valor Compartido	51	1	52	98,08%	1,92%
dale!	183	29	212	86,32%	13,68%
Total Group (reporting entities)	30.853	1.004	31.857	96,85%	3,15%

The Group's entities together channeled $11.0 trillion COP in purchases from suppliers. This translates into development for thousands of supplier companies, particularly Colombian micro, small and medium-sized enterprises, generating positive impacts on employment, taxation, and production chains in the territories where our entities operate.

ESG assessment and supply chain due diligence

In 2025, our entities took a crucial step to strengthen the way they evaluate the environmental, social, and governance performance of their suppliers. This process not only helps to identify risks but also allows partner companies to be accompanied in the adoption of best practices, adapted to their capabilities and the type of service they provide. During the year, 1,046 suppliers were evaluated under ESG criteria, which represents about 3% of the total suppliers of the entities that report this year.

•	At Banco de Bogotá, the evaluation is conducted following its Sustainable Sourcing Model, which incorporates factors such as environmental impact, labor practices, data management, and human rights.

•	Banco de Occidente, Banco Popular and Banco AV Villas extended the review to suppliers with direct interaction with customers or with critical operational roles.

•	Porvenir strengthened the use of ESG assessments as a criterion for selecting and maintaining suppliers.

•	Entities such as Gou Payments, Aval Fiduciaria, Aval Casa de Bolsa, Aval Valor Compartido, dale! and Nexa integrated this approach into categories of greater exposure or relevance to their operation.

•	The Aval holding Group applied evaluations to key cross-cutting suppliers, responsible for corporate services.

Capacity building and outstanding initiatives with suppliers

In 2025 we developed a cycle of ESG talks for suppliers in four axes: (i) environmental management and GHG emissions; (ii) economic dimension and corporate governance, integrating ESG factors into financial

DRAFT CHAPTER CE 031 | 2025

performance; (iii) human rights; and (iv) occupational safety and health.

In addition, our entities promoted initiatives such as:

•	Banco de Bogotá consolidated its Sustainable Sourcing Program, which integrates ESG risk management throughout the procurement cycle. Under this model, initiatives such as the Sustainable Seals operate, which recognize suppliers with good practices in circular economy, climate action and social responsibility; the carbon footprint calculator that allows suppliers to focus their efforts on mitigating their environmental impact through the tool developed on the Ariaxa platform, and the alliance with Sourcing2Equal Colombia, from the IFC, to expand the participation of companies led by women in corporate procurement.

•	Banco de Occidente has strengthened its relationship through ECOS, a Sustainability Meeting that brings together customers, suppliers, foundations, NGOs and other allies around good sustainability practices. In addition, the SAC area evaluated and trained on care for people with disabilities for providers with customer service.

•	Banco AV Villas made progress in measuring and rating the sustainability of suppliers through a survey aimed at those who provide critical, strategic, or relevant services, incorporating governance, environmental, social, labor and diversity aspects in its evaluation.

•	Corficolombiana, through the Growing Together program and the CORFISostenible Award, has historically promoted the recognition of suppliers who develop projects and initiatives focused on sustainability.

•	Porvenir has been consolidating a purchasing strategy, which is reflected in a mostly national base and in the strengthening of suppliers, in particular MSMEs, through the use of sustainability assessments in the selection of suppliers and the inclusion of companies linked to initiatives such as the Chamber of Diversity in their purchasing processes.

4.5 We are the Aval (guarantor) of the communities

GRI 3-3, 203-1, 203-2; SASB FN-CB-240a.4

For us, being the Aval (guarantor) of Colombians means working hand in hand with the communities, encouraging them to move forward, generating opportunities and well-being. Our presence throughout the country and the deep knowledge we have of all the regions and communities where we operate, allows us to make a strategic social investment, where hand in hand with our entities, we strengthen people's capacities, accompanying processes that promote well-being and growth in the territories.

Our social commitment is based on recognizing the diverse realities of the country and acting responsibly, listening to those who inhabit territory and understanding their needs, challenges and aspirations. This work, which we conduct through alliances with social organizations, local authorities, companies and community leaders, allows us to reach urban and rural populations with initiatives that seek to generate sustainable transformations. Through education, social accompaniment, economic strengthening, environmental actions and corporate volunteering, our entities contribute to closing gaps and building more inclusive, resilient and prosperous environments.

A figure that shows that our commitment to communities is firm is the amount of our social investment, which constitutes a clear benchmark in the country for social contribution from the private sector. In 2025, we invested about $70 billion COP in our social impact projects and mobilized about $44 billion COP for these projects. These projects addressed high-impact issues such as the construction of community infrastructure, the development of product projects, support for entrepreneurship, income generation programs, education, support for art, culture and sports, among others.

Our social investment is channeled through different mechanisms that reflect the diversity and scope of our

DRAFT CHAPTER CE 031 | 2025

Group. We have specialized foundations—Fundación Promigas, Fundación Corficolombiana, Fundación Banco de Bogotá, and Fundación Servicio Jurídico Popular—that collaborate closely with the communities linked to our different companies and territories. During the year, through our foundations, we benefited more than 130,000 people and developed 261 social programs.

This structure allows us to have greater depth, specialization and closeness in each intervention. Each foundation responds to different social realities, understands specific local dynamics and develops programs aligned with the capabilities and purpose of each entity.

In addition, our entities make direct contributions to different causes and projects, complementing the foundational work and expanding the scope of our social investment. Thus, we consolidate a model that combines specialization, articulation and strategic coherence, always with the aim of generating sustainable social value in the communities where we operate.

A key advance during the year was the comprehensive characterization of our social investment. We conducted a structured analysis that allowed us to clearly identify the programmatic lines in which we invest, the number of active initiatives in each one, the beneficiaries reached, the impacts generated, and the nature of our interventions—whether through direct program operation, work with strategic allies, or grant schemes.

This exercise gave us a consolidated vision of the Group's social contribution, strengthening traceability and impact measurement. In addition, it allowed us to detect concrete opportunities for efficiency, articulation and synergies between entities, with the purpose of optimizing resources and multiplying the scope of our initiatives.

In addition, we conducted a review of best practices at the national and international levels to assess the soundness and maturity of our social strategy. Based on this analysis, we identified opportunities for evolution that we are incorporating into the definition of projects and priorities for 2026, with the aim of raising the standard, deepening the impact and ensuring an increasingly strategic and sustainable contribution to the country's development.

Misión La Guajira: Misión Cumplida (Mission Accomplished)

Misión La Guajira represents one of the most relevant efforts of our social impact. This project, which is two years old, is an alliance between Grupo Aval, Promigas, and strategic allies such as Prisa Media, to contribute to improving the living conditions of the Wayúu communities in the municipalities of Manaure and Uribia, through sustainable solutions and with the highest standards for access to drinking water and energy. Misión La Guajira has established itself as an exercise of unprecedented social impact, based on a great inter-institutional articulation and joint work with the communities, based on respect for the indigenous worldview and ensuring the participation and appropriation of solutions in the communities.

At the end of 2025, we proudly announced the fulfilment of our commitment. We bring real and sustainable water, energy or connectivity solutions to more than 25,000 people, 3,600 families and more than 98 Wayúu communities. This achievement was possible thanks to the joint work with the communities with whom we work based on commitment and trust. During this time, we characterized 280 communities, held more than 500 meetings, nearly 1,500 hours of consultation and socialization, and formed 28 water committees with 54 community plumbers prepared to guard and sustain the solutions.

Misión La Guajira recovered 40 wells, drilled 8 new ones and installed 28 water treatment plants. Each beneficiary today has 20 liters of water suitable for human consumption per day, a standard even higher than that recommended by the World Health Organization-WHO. In addition, 80 communities today have solar energy systems based on community solar panels that include lighting, charging points and cooling. This represents sustainable energy for 20.000 people and 2,300 families, allowing greater security, autonomy and, quality of life.

DRAFT CHAPTER CE 031 | 2025

In addition, we collaborate with different partners to multiply the impact of the project. In partnership with Claro, we connected 76 communities, installing our own infrastructure with WiFi points that allow internet access within a radius of 50 meters for cell phones, tablets and laptops. With the support of the National Registry, more than 2,800 people were able to carry out civil registration, identity card and ID procedures directly in their territories, opening the way to rights, services and new opportunities.

The articulated work allowed us to go even further:

•	200 bicycles delivered together with World Bicycle Relief to improve the mobility of 11 communities.

•	4 recycling days, with 11,200 kilograms of waste recovered in 113 communities.

•	A poultry model was implemented, in partnership with the Alpina Foundation, in 30 communities with an estimated production of 4,000 to 5,000 eggs per month, ensuring income to sustain the water and energy solutions implemented.

We also announced the opening of the Handicrafts Operations Center, a 200-meter space in Riohacha that represents the production, training and marketing center for more than 1,500 women artisans from the benefited communities in Manaure and Uribia.

Grupo Aval entities were also actively linked. Banco de Bogotá and Banco Popular implemented financial education programs with cultural relevance, certifying Wayúu leaders and teachers, and training the communities' Water Committees in financial management. In December, we also carried out the first corporate volunteering of Grupo Aval and its entities, in which Grupo Aval employees participated, collecting more than 1000 gifts for the children of the Wayúu communities served by Misión La Guajira.

Banco de Bogotá

Through Fundación Banco de Bogotá, we developed initiatives focused on financial education and strengthening entrepreneurship, especially in urban and rural territories of the country. One of the central actions was the Mobile Financial Education Classroom, through which pedagogical days were held aimed at children, adolescents, young people and the adult population. The program addressed topics such as budgeting, savings, responsible borrowing and proper use of financial services. We trained more than 9,400 people in departments such as Cundinamarca, Boyacá, Quindío, Valle del Cauca, Risaralda, Tolima, Huila, Antioquia, Meta and Santander. These activities were organized in educational institutions, local communities and community centers, helping to strengthen basic financial capacities in diverse population groups.

The Bank also promoted the Ecotech program, aimed at ventures with a technological and socio-environmental focus. During 2025, 54 entrepreneurs participated in training and support processes aimed at improving business models, incorporating sustainable practices and promoting growth opportunities. This initiative contributed to strengthening technical and business capacities, promoting innovation and sustainability as axes of local economic development.

In addition, it made progress in strengthening young talent through the Juan María Robledo Digital Talent program, a voluntary social initiative focused on promoting the employability and professional development of university students from strata 1, 2 and 3, from public universities and STEM programs. The program integrates economic support, complementary training and approach to job opportunities within Banco de Bogotá, contributing to closing gaps between academia and the productive sector. By 2025, this initiative will benefit 150 young people in departments such as Bolívar, Caldas, Cauca, Cundinamarca, Nariño, Santander, Risaralda, Valle del Cauca, Boyacá and Antioquia, consolidating a hotbed of talent prepared to respond to the challenges of the future by promoting development opportunities.

DRAFT CHAPTER CE 031 | 2025

Banco de Occidente

Banco de Occidente focuses social management on territorial development programs, education, community infrastructure, employability, entrepreneurship, and access to opportunities in vulnerable communities in different regions of the country. A significant part of the Bank's social investment was allocated to ProPacífico, an entity that articulates public and private efforts for the development of Valle del Cauca and the Pacific region. The support was aimed at initiatives in education, infrastructure and health, including processes to improve teachers' pedagogical skills, students' socio-emotional capacities and progress in prioritized infrastructure projects. This contribution strengthened regional development agendas and the articulation of multiple local actors.

The entity also participated in Compromiso Valle, an initiative that operates in Cali, Buenaventura, Palmira, Yumbo, Buga, Jamundí, Candelaria and Tuluá, supporting actions in six axes: food security, psychosocial accompaniment, entrepreneurship, employability, leadership and education. These interventions benefited 12,344 people through strategies such as food rations, urban gardens, training for entrepreneurship, creation of inclusive jobs and processes for the strengthening of grassroots social organizations.

In addition, the Bank supported organizations such as Probarranquilla, the Unidad de Acción Vallecaucana, Fundamor, Prodein, Fundación Nuevo Futuro, and multiple municipal initiatives in departments such as Atlántico, Cauca, Cesar, Córdoba, Boyacá, Caldas, Caquetá, Huila, La Guajira, Magdalena, Meta, Nariño, Norte de Santander, Tolima, and others. These contributions were aimed at: delivery of school kits and toys; adaptation and improvement of educational infrastructure; institutional strengthening; training and recreational activities with children, young people and the elderly; support programs for community organizations; construction and adaptation of playgrounds; support for educational institutions and artistic programs.

Banco Popular

Banco Popular focused its actions on initiatives that strengthen access to rights and provide support to vulnerable populations. The Bank supported a program of legal advice and representation for people with economic limitations, with the aim of facilitating their access to justice under conditions of equality. This initiative benefited 4,200 people in Bogotá, through legal guidance and support in the management of judicial procedures and processes. The total investment amounted to $396 million COP, and the results were measured from the number of people served. Additionally, it developed a volunteer day in alliance with Fundación Jeymar, in which older adults were accompanied through recreational activities, conversation and emotional support. 45 collaborators participated, who dedicated time to promoting the well-being and social integration of this population.

Banco AV Villas

Banco AV Villas oriented its social management to community integration initiatives, community infrastructure, education, recreation and humanitarian support in different departments of the country. Among the actions registered is the delivery of 100 grants during activities aimed at the elderly and people with disabilities in the municipality of Villanueva (La Guajira), conducted in coordination with the local hospital. The Bank also allocated resources for the installation of playgrounds in municipalities such as Guarne, El Retiro, La Ceja, Turbana and Bello. These interventions, which include the supply and installation of recreational equipment, seek to promote safe spaces for the recreation of children, contributing to the strengthening of the social fabric and the community use of public infrastructure.

In education, Banco AV Villas supported activities such as the delivery of school kits in municipalities of Antioquia, Nariño, Tolima, Huila, Risaralda, Cundinamarca and Norte de Santander, benefiting students from rural and urban educational institutions. He also participated in academic and recreational events focused on promoting

DRAFT CHAPTER CE 031 | 2025

STEM learning and child and youth participation, such as the "Battle of the Geniuses."

Corficolombiana

Corficolombiana develops a social strategy focused on strengthening community capacities, promoting sustainable productive initiatives and accompanying the territories where its companies operate. This strategy is implemented through training programs, economic inclusion, sustainable tourism, financial education, revitalization of agriculture and strengthening of productive units, with a presence in departments such as Tolima, Casanare, Antioquia, Valle del Cauca, Córdoba, Santander and Cundinamarca.

One of the central axes is the CORFISostenible Award, an initiative that recognizes micro, small and medium-sized suppliers who lead projects with environmental, social or economic impact. In 2025, the award directly benefited 12 initiatives, operated in municipalities such as Palmira, Cali, Bogotá, Villanueva, Medellín, Barrancabermeja and Guayabetal, reaching rural populations, women in vulnerable situations and local communities that strengthen their capacity to manage projects with sustainability criteria. Likewise, the Growing Together Academy consolidated its role as a training space for suppliers, offering courses in sustainability, circular economy, inclusive business and digital marketing. In 2025, the academy benefited 174 people in departments such as Antioquia, Atlántico, Bogotá, Bolívar, Boyacá, Caldas, Cauca, Casanare, Córdoba, Cundinamarca, Meta, Santander, Tolima and Valle del Cauca, strengthening the local business fabric and promoting responsible practices in the value chain.

In terms of financial education, Corficolombiana implemented El Dinero Cuenta program, aimed at students from Yopal and Cartagena. This initiative sought to strengthen the proper management of personal finances, promoting savings habits and responsible consumption. It reached about 5,200 children and adolescents, in urban and rural educational institutions.

Finally, as part of its commitment to territorial development, the company made progress in multiple components of the Destinos Sostenibles Ambalema program, which integrates educational, sports, gastronomic and tourism initiatives. Among them are the improvement of educational quality through teacher training and pedagogical support; the consolidation of sports schools to promote healthy habits and youth well-being; the strengthening of local restaurants to promote the gastronomic identity of the municipality; the development of tourism experiences based on practical learning; and the training of young people as community influencers for the promotion of local tourism, these initiatives, which benefited more than 1,160 people.

Porvenir

Porvenir oriented its social management to productive inclusion, the well-being of the elderly population, the promotion of sports and environmental restoration in strategic ecosystems of the country. Observatorio para el Emprendimiento y la Empleabilidad del Adulto Mayor was consolidated as a training, research and support platform for people over 50 years of age, with a presence in 24 departments and more than 1,270 people trained in entrepreneurship and employability skills. In 2025, content on financial well-being and digital skills was expanded, and alliances with universities and the business sector were strengthened.

Additionally, Porvenir maintained its leadership in the promotion of athletics through the sponsorship of the Bogotá Half Marathon, which brought together 42,000 participants and promoted healthy lifestyle habits among different population groups. Also, in partnership with WWF, it conducted restoration activities in the Chingaza NNP and in the Farallones de Cali NNP, with the planting of 5,300 native trees in 5.6 hectares of high Andean ecosystems and humid forests. These actions involved 80 volunteers and local communities linked to conservation agreements. Finally, it developed days of accompaniment in community kitchens and temporary homes in Bogotá, in which collaborators participated in recreational activities, food preparation and delivery of donations. These actions strengthened the emotional and material well-being of older adults who are homeless.

DRAFT CHAPTER CE 031 | 2025

Environmental Chapter

5. We are the Aval (guarantor) of Environmental Balance

5.1 Climate Action

GRI 3-3

Climate change management has established itself as a strategic priority for Grupo Aval. We do not understand it as a parallel agenda, but as a transversal axis that redefines how we assess risks, allocate capital and accompany our clients in their growth.

We are fully aware of the responsibility that our size and impact imply. That is why we assume an active role in building a more resilient country, promoting the transition to a low-carbon economy and promoting financial decisions that integrate environmental criteria in a rigorous and strategic way.

Our commitment is not only to adapt to change, but to contribute to leading it. In line with this commitment, in 2025 we updated our Corporate ESG Policy (https://www.grupoaval.com/repositorio/grupoaval/inversionistas/gobierno-corporativo/Politica-Corporativa-ESG.pdf) and defined our Climate Strategy (https://www.grupoaval.com/repositorio/grupoaval/inversionistas/responsabilidad-social/estrategia-climatica-grupo-aval.pdf), through which we establish clear guidelines to strengthen the climate management of our operations and the entities that are part of the group.

Through this Climate Strategy, we are proactively advancing in the adoption of the guidelines of IFRS S2 (IFRS S2) developed by the International Financial Reporting Standards Foundation (IFRS) from the International Sustainability Standards Board (ISSB), which adopted the recommendations of the Task Force on Climate-Related Financial Disclosure (TCFD). In addition, its scope is aligned with the requirements established by External Circular 031 of 2021, on the disclosure of information on social and environmental matters, including climate matters, and External Circular 015 of 2025, on the management of environmental and social risks, including climate risks, both issued by the Financial Superintendence of Colombia.

Governance Model

The governance structure for climate management is based on our ESG governance model, which allows us to integrate these matters into strategic decision-making at the corporate level and across all our entities, ensuring proper identification, assessment and management of the risks and opportunities associated with climate change. The Board of Directors, ESG Board Committee, Chair, Corporate Sustainability Committee, and Vice Presidency of Sustainability and Strategic Projects, have defined roles and responsibilities for the management of climate matters.

Strategy

We formalize our commitment to climate change by defining the following strategic objectives, which guide our entities to integrate climate management into their operations, business models and decision-making in a transversal way.

Objective	Scopes covered
Driving emissions reductions by 51% by 2030..	Scope 1, 2 and 3[12].
Driving carbon neutrality by 2050.

12 For scope 3, including category 15 (emissions financed or from investments), gradual reduction targets will be established based on minimum viable as a result of measurements that consider valid methodologies (e.g., Partnership for Carbon Accounting Financials (PCAF), Science Based Targets initiative (SBTi) or The Carbon Neutral Protocol).

DRAFT CHAPTER CE 031 | 2025

With this strategy, we seek to structurally integrate climate considerations into the objectives and action plans of all our entities, ensuring that climate change is not only a risk factor, but also a source of opportunities, and the generation of sustainable value.

This approach translates into the development of sustainable financial products, the expansion of our green portfolio, active participation in sustainable bond markets and the identification of new business opportunities from our non-banks.

We have defined four strategic focuses on which we established goals, indicators and those responsible for their timely management.

We align ourselves with national and international frameworks, and with the best practices of the financial sector, to promote low-carbon operations and encourage environmentally responsible financing and investment, and in turn, guarantee compliance with our Climate Strategy.

On the one hand, we continue to adhere to the United  Nations Environment Programme Finance Initiative (UNEP FI), which allows us to guide our strategy and that of our banks, in line with the Sustainable Development Goals and the Paris Agreement.

On the other hand, Grupo Aval and our main entities: Banco de Bogotá, Banco de Occidente, Banco Popular Colombia, Banco AV Villas, Corficolombiana and Porvenir, have joined the Partnership for Carbon Accounting Financials (PCAF) initiative, assuming the commitment to adopt its standard for measuring and disclosing GHG emissions associated with our financial activities.

Climate Risk and Opportunity Management

SASB FN-CB-410a.2

A roadmap that integrates climate scenario analysis is essential to anticipate impacts on key sectors of the economy and guide the development of adaptation strategies. This allows us to strengthen the resilience of our investment and credit portfolio against physical and transition risks, while facilitating the effective incorporation of ESG criteria into financing decisions.

DRAFT CHAPTER CE 031 | 2025

During 2025 we continue to strengthen our framework for climate risk management based on IFRS S2 with the support of the global consulting firm ERM. We conduct an analysis of risks and opportunities associated with climate change as a key step to:

•	Identify and proactively manage the impacts that climate change may have on the investment portfolio, loan portfolio, operations and physical assets of Grupo Aval and its entities.

•	Identify strategic transition opportunities to contribute to a low-carbon economy, through the financing of sustainable projects, innovation in green financial products and the development of new lines of business.

The methodology we applied to identify potential climate risks and opportunities was as follows:

The process of identifying climate risks included the analysis of the different stages of our value chain, considering its role as a financial holding company, encompassing upstream activities, corresponding to the strategic and support functions that we exercise at the corporate level; our own operations, which include internal operational activities that generate direct impacts; and downstream activities, related to the indirect impacts generated through our entities.

Our climate risk management is integrated transversally into Grupo Aval's general risk management framework, ensuring its systematic consideration in the identification, evaluation, monitoring and control processes. This integration aligns the physical and transition risks arising from climate change with traditional risk categories, such as credit, market, operational and reputational, allowing for a consolidated view of the potential impacts on financial and operational stability.

In Grupo Aval's risk taxonomy, risks related to climate change are part of the ESRMS (Environmental and Social Risk Management System) typology. Its analysis is based on probability and impact criteria, identifying physical risks, which can be acute or chronic, and transitional, which include political, legal (current and emerging regulation), market, technological and reputational aspects.

Our banks have continued to make progress in the implementation and strengthening of the Environmental

DRAFT CHAPTER CE 031 | 2025

and Social Risk Management System (ESRMS), strengthening the analysis processes in the granting of loans. In this context, and in response to compliance with External Circular 015 of 2025 on the management of environmental and social risks, including climate risks, some highlights include:

Bancos Aval

•	Since 2024, Banco de Bogotá has also considered criteria related to nature, such as proximity to sensitive areas and impacts on natural capital. And it complements this information with validations on public platforms such as SIAC, SINAP and VITAL according to the location of the operations, in order to corroborate relevant environmental data.

•	The methodology adopted by Banco de Bogotá to manage transition risks assesses large customer segments, which represent 82.5% of the corporate portfolio. At the end of 2025, the results of the analysis showed that 0.3% and 8.8% of the exposure assessed are at risk, with a possible significant impact in the short and long term, respectively. With these two levels of risk being our focus of monitoring, the Bank is in the process of evaluating the information in order to understand the mitigation capacity of our clients.

•	Banco de Bogotá identified that 14.7% of its commercial portfolio is located in flood zones and that they may be more exposed to physical water risk. This result allows us to identify the clients with whom we must generate a relationship and commitment focused on climate adaptation.

•	Banco de Occidente integrates climate risks in a transversal way into its Comprehensive Risk Management System (SIAR) through ESRMS and the processes and identification, evaluation, measurement and monitoring led by the Vice Presidency of Risks.

•	During the year, through the application of ESRMS, Banco de Occidente evaluated 100% of Business Banking operations, for a total of 13,394 operations analyzed. Of these, 13,292 were classified as low risk, 102 as medium risk and none as high risk.

•	Banco Popular approved its Sustainability Policy, which incorporates climate risk management as a strategic component. Within the framework of this policy, the bank made progress in carrying out a diagnosis of physical and transition risks associated with its assets and credit operations, appointed those responsible for their management and formed interdisciplinary working groups aimed at developing specific methodologies and procedures.

•	Banco AV Villas began the design of pilots for financing solar panels, an opportunity to mitigate climate change that will yield concrete results in 2026.

Corficolombiana
SASB FN-AC-410a.1, FN-AC-410a.2

Corfi has a robust climate risk management model, articulated with its comprehensive risk management system and strengthened by its sustainability strategy, the Responsible Investment Policy and the Climate Change Policy and Strategy.

The entity has assessed climate risks in the sectors where it concentrates its main investments (infrastructure, energy and gas, agribusiness and hotels); identifying both the potential financial impacts and opportunities arising from the transition process to a low-carbon economy. These opportunities include participation in emerging renewable energy markets, including the development of green hydrogen pilots and their injection into natural gas networks in Colombia, the incursion into the biogas and biomethane markets, the commercialization of carbon certificates or credits and the continuous strengthening of generation projects with renewable sources.

DRAFT CHAPTER CE 031 | 2025

Porvenir

SASB FN-AC-410a.1, FN-AC-410a.2

Porvenir assesses the vulnerabilities of the local and international equity portfolio to the risks and opportunities associated with climate change. To do this, it developed an internal methodology that measures exposure considering both the probability of occurrence and the potential impact. This methodology covered 42.5% of assets under management.

In line with this analysis, and prioritizing sectors with greater sensitivity to climate change, Porvenir carries out scenario analysis for the most representative companies in these sectors, incorporating variations in global temperature and their possible financial effects, based on the recommendations of the NGFS (Network for Greening the Financial System).

The main opportunity related to climate change in the asset management business derives from the integration of ESG criteria in investment portfolios. The implementation of its Responsible Investment Policy can generate positive annual financial implications through a better risk-return ratio of portfolios, the reduction of financial risks associated with climate and ESG factors, and the growth of assets under management in products with a sustainable approach, such as the Sustainable Generation Porvenir portfolio.

Measurement and objectives

GRI 3-3, 305-1, 305-2, 305-3, 305-5; DJSI 2.4.1, 2.4.2, 2.4.3

We believe that only what is measured can be effectively managed, and only what is managed can be improved. For this reason, we have defined metrics and indicators that allow us to monitor the objectives and goals of our Climate Strategy. Some of our main goals are:

Strategic focus	Goal
Climate finance	Promote a green portfolio goal in banks by 2030 that represents 11% of the commercial portfolio.
Carbon Footprint Management	From 2026, scope 1 and 2 GHG emissions will be comprehensively managed, prioritizing the maximum possible reduction and complementing with capture, removal, and compensation actions.
Financed Emissions	From 2026, the quantification and management of financed emissions (category 15 of scope 3) will be strengthened in order to establish initiatives to mitigate and offset environmental impacts and progressively advance in reducing the intensity of financed emissions.
Climate Risk Management	By 2027, 100% of our major entities will have integrated climate risk management into the company's overall risk management framework.

The definition of these objectives begins by measuring the impact that our activity generates on the environment. For this reason, we continue to carry out the inventory of greenhouse gases (GHG) under the GHG Protocol methodology.

DRAFT CHAPTER CE 031 | 2025

Grupo Aval Holding – GHG emissions1314 (ton CO2e/year)
Scope	2024	2025
Scope 1	4,32	1,20
Scope 2 (location based/market based)	36,15 / 0	12,40 / 0
Scope 3 (without cat. 15)	562,65	720,06
Subtotal (without cat. 15)	603,12	733,66
Scope 3 (with Cat. 15)	8.406,47	19.511,49
Total	8.446,94	19.525,08

We established 2024 as the base year, given that from this period we have a more robust, consistent and accurate measurement, which allows us to ensure the comparability and traceability of the results over time, as well as to develop more precise mitigation strategies for the reduction and compensation of our carbon footprint.

We know that, due to our business model, scope 3 is the one that reflects the largest amount of our emissions, which is why we continue to strengthen its measurement by incorporating the following categories:

Grupo Aval Holding – Scope 3 Emissions (ton CO2e/year)[15]
Categories	2024	2025
1. Goods and services purchased[16]	470,04	598,06
2. Capital Goods	3,88	5,63
5. Waste generated by the operation	5,43	4,73
6. Business travel	5,28	10,81
7. Employee commute[17]	78,02	100,84
Subtotal	562,64	720,06
15. Emissions associated with our entities[18]	7.843,82	18.791,42
Total	8.406,46	19.511,49

13 The direct and indirect emissions of scopes 1 and 2 correspond to the offices located in Bogotá, in the Banco de Occidente Building (22nd and 23rd floors).

14 The reduction in scope 1 emissions is mainly due to the fact that no refills were made of the refrigerants used during the year, however a 5% theoretical leakage due to their use was assumed. The decrease in scope 2 emissions is mainly explained by the 55.25% reduction[14] in the emission factor of electricity supplied by the grid. This change responds, to a large extent, to the greater contribution of water resources, which drove the increase in hydroelectric generation, as well as to the entry into operation of new projects of Non-Conventional Sources of Energy, which contributed to the strengthening and diversification of the national energy matrix, and therefore to the lower use of thermoelectric plants. In addition, there was a significant reduction in energy consumption in our offices (see section "Environmentally Responsible Operation").

15 The reduction in our scope 3 emissions only occurred in category 5, which is due to a lower amount of waste sent to final disposal in landfill.

16 An increase in category 1 was evidenced, which is mainly due to the higher value of the purchases required for the operation during 2025. The increase in category 2 is due to a higher volume of acquisitions of computer equipment to strengthen and support our operations. In relation to category 6, the growth recorded is due to the increase in the number of air trips made by our employees. For its part, the increase in Category 7 is associated with a higher volume of journeys, explained by the greater presence of employees in the work modality and by greater participation in corporate events.

17 The emissions generated by the travel of our employees who use the Cabify platform are fully offset by the same supplier, which is equivalent to 1.1 tons of CO₂ equivalent.

18 Under Grupo Aval's equity share approach over the entities that make up the conglomerate.

DRAFT CHAPTER CE 031 | 2025

Emissions associated with our entities – Grupo Aval holding:

SASB FN-CB-410b.1, FN-CB-410b.3, FN-CB-410b.4; DJSI 2.5.2

At Grupo Aval we report the emissions corresponding to category 15 of scope 3 (emissions associated with our entities), generated by the most relevant entities according to Grupo Aval's shareholding in them and based on financial materiality criteria, in accordance with the GHG Protocol methodology. In 2025 we will expand the scope of this measurement. We include the emissions of our scope 3 entities (excluding category 15) and we incorporate an additional entity (Banco AV Villas). As a result of this methodological expansion, a considerable increase in these emissions was generated.

Grupo Aval holding | Emissions associated with our entities (ton CO2e) 2025
Entity	Scope 1	Scope 2	Scope 3 (without cat. 15)	Total	Participation 2025	Total financed emissions[19]
Banco de Bogotá	976,38	1.756,09	1.243,37	3.975,84	68,9%	2.739,35
Banco de Occidente	886,86	1.002,48	3.114,12	5.003,46	72,3%	3.617,50
Banco Popular	276,38	925,40	1.286,27	2.488,05	93,7%	2.331,30
Banco AV Villas	2.360,04	924,31	9.070,08	12.354,43	79,9%	9.871,19
Corficolombiana[20]	12,17	75,83	485,03	573,03	40,5%	232,08
Total	4.511,83	4.684,11	15.198,87	24.394,81		18.791,42

In 2026, we will make progress in strengthening the measurement of our financed issuances, aligning the calculation with the asset classes defined by the methodology established by PCAF and applicable to Grupo Aval holding. This process will allow us to improve the accuracy, consistency, and comparability of the information reported.

As part of our commitment to mitigate our impacts, we offset Grupo Aval holding's 2025 carbon footprint, including scopes 1, 2 and 3 (excluding category 15), with the purchase of 734 carbon credits from Mavalle.

Financed Emissions – Bancos Aval:

SASB FN-CB-410b.1, FN-CB-410b.2, FN-CB-410b.3, FN-CB-410b.4

Our banks calculated the emissions of their portfolios for the year 202421, identifying and prioritizing the sectors with the greatest contribution to the financed issuances and estimating the scopes 1, 2 and 3 of the clients in these sectors. In some cases, information on emissions was taken from their public management and sustainability reports.

19 The calculation of Grupo Aval's financed emissions is carried out according to the GHG Protocol methodology. The formula corresponds to ∑ [emissions from scope 1 entities (ton CO2e) + emissions from scope 2 entities (ton CO2e) + emissions from scope 3 entities (without category 15) (ton CO2e) entities] * percentage of participation (%) of Grupo Aval.

20 It only contemplates Corficolombiana’ s emissions without investments.

21 The cut-off date for the financed issuances estimated by our banks corresponds to the end of 2024. This one-year lag is mainly due to the fact that issuance information and customer financial data are only available and validated after their annual closing, which is carried out during the second half of the following year.

DRAFT CHAPTER CE 031 | 2025

Bancos Aval[22] | Financed Emissions by sector (ton CO2e)	2023	2024
Oil&Gas	1.852.399	2.112.193
Industrial	-	443.913
Energy	1.143.844	1.701.941
Steel	372.945	258.478
Cement	761.416	185.845
Infrastructure / construction	97.407	226.813
AFOLU (Agriculture, Forestry and Other Land Uses)	943.227	1.170.505
Financial	-	62.514
Chemical	-	803.047
Educational	-	48.522
Others	4.969.895	6.057.841
Total	10.141.133	13.071.612

Given that this is an exercise of continuous improvement, the financed emissions of our banks reported in our previous report with information at the end of 2023 considered only Banco de Bogotá and Banco de Occidente. For the current report, Banco AV Villas' emissions were incorporated, and the measurement coverage of each bank was expanded. This expansion of the methodological scope explains the increase observed in the financed issuances of our banks.

	Banco de Bogotá		Banco de Occidente		Banco AV Villas
Variable	2023	2024	2023	2024	2023[23]	2024
Absolute financed emissions (million tons CO2e)	9,67	10,95	0,47	1,96	-	0,17
Amount financed linked to customer emissions (trillion COP)	33,50	49,00	2,62	26,65	-	6,40
Intensity metric (million tons CO2e/trillion COP)	0,29	0,22	0,18	0,073	-	0,026
Portfolio coverage under assessment (%)	64,0%	82,0%	6,0%	98,6%	-	45,2%

To mitigate these financed emissions, we promote a more environmentally responsible portfolio through our banks' sustainable financing strategy. We also encourage our clients to invest in projects that generate fewer negative impacts and contribute to the transition to a low-carbon economy (see section "Sustainable Finance").

22 This measurement includes Banco de Bogotá, Banco de Occidente and Banco AV Villas. For its part, Banco Popular will implement the PCAF methodology to calculate its financed emissions during 2026.

23 In 2025, Banco AV Villas estimated its financed issuances for the first time, based on information from its 2024 loan portfolio.

DRAFT CHAPTER CE 031 | 2025

Financed emissions – Corficolombiana:

SASB FN-AC-410b.1, FN-AC-410b.2, FN-AC-410b.3, FN-AC-410b.4

Similarly, with the commitment to contribute to the reduction of the generation of emissions in investment portfolios, Corficolombiana measures its financed emissions to identify sustainable investment strategies.

Corficolombiana | Financed Emissions (ton CO2e) - 2025
Scope 1 + Scope 2	Listed Stocks & Corporate Bonds	42.539
	Unlisted Investments and Corporate Loans	80.302
	Sovereign debt	281.186
	Corporate Bonds	2.470
	Total A1 + A2	406.497
Scope 3	Listed Stocks & Corporate Bonds	698.200
	Unlisted Investments and Corporate Loans	99.591
	Sovereign debt	0
	Corporate Bonds	18.193
	Total A3	815.984
TOTAL		1.222.481
Coverage Percentage		93,7%

Financed Emissions – Porvenir:

SASB FN-AC-410b.1, FN-AC-410b.2, FN-AC-410b.3, FN-AC-410b.4

During 2025, Porvenir continued to strengthen the measurement of greenhouse gas (GHG) emissions derived from a portion of its investment portfolios under the PCAF methodology.

Porvenir's financed emissions in 2025 were 3,022,630.1 tCO2e. The coverage with which asset classes were measured under PCAF remained 100% for Listed Equities and Sovereign Debt, while for Listed Corporate Bonds, it increased from 74.5% to 97.4%.

Porvenir | Financed Emissions (ton CO2e) 2025
Asset Type	Total Managed by Porvenir (trillion COP)	Total covered with application of PCAF methodology (trillion COP)	Share as a % of Porvenir's AUM	Percentage of the Asset Class covered with PCAF methodology	Financed Emissions (tCO2e)	Carbon Footprint (Million tCO2e/trillion COP)
Listed Equities	13,29	13,29	5,29%	100,0%	501.114,3	0,0377
Corporate Bonds Listed	8,51	8,29	3,39%	97,4%	103.500,4	0,0122
Sovereign Debt	95,52	95,52	37,98%	100,0%	2.418.015,4	0,0253
Total RV, RF, Sovereigns	117,32	117,10	46,66%	-	3.022.630,1	0,0752

*Learn more about our Climate Strategy here.

5.2 We are committed to the environment

At Grupo Aval we understand the importance of taking care of resources today to guarantee the sustainability of our operations and contribute positively to the environment in which we operate. We promote the conscious and responsible use of natural resources, constantly monitoring our consumption in order to strengthen increasingly efficient management.

DRAFT CHAPTER CE 031 | 2025

As for the measurement of the carbon footprint, for the eco-efficiency indicators we established 2024 as the base year.

Energy Management

GRI 302-1, 302-3, 302-4; DJSI 2.1.1

100% of the energy we use at Grupo Aval holding corresponds to non-renewable sources and is used exclusively for administrative activities in the offices. This energy comes from the company providing the service.

Grupo Aval holding | Non-renewable energy consumption (MWh)		Grupo Aval holding – Intensity | Energy consumption per employee[24] (MWh/employee)
2024	2025	2024	2025
166,3	127,8	1,34	0,96

By 2025, we reduced energy consumption by 23.2% in the offices of Grupo Aval holding, far exceeding the corporate goal of reducing annual consumption by 1%. 25

The intensity of energy consumption per employee in our offices was reduced by 28.4%, which shows the effectiveness of the strategies implemented to optimize energy use and improve our environmental performance.

Compared to the energy consumption at the level of all Grupo Aval entities, this was also reduced by 9.6% compared to 2024:

Grupo Aval holding and entities[26] | Energy consumption (MWh)			Grupo Aval holding and entities – Intensity | Energy consumption per employee[27] (MWh)
Power Type	2024	2025	2024	2025
Non-renewable	37.068,9	32.868,2	1,80	1,62
Renewable	21.595,0	20.161,6
Total consumption	58.663,9	53.029,8

We also increased the proportion of the use of renewable energies in our operations and in those of our entities, from 36.8% to 38% of the total energy consumed in 2025. This is mainly due to the energy consumed from the grid through renewable energy certificates (RECs) and the self-generation of energy through photovoltaic systems. Similarly, in terms of intensity, we managed to reduce energy consumption per employee by 9.9%.

This advance consolidates our commitment as a business conglomerate with an increasingly efficient operation and with a cleaner and more sustainable energy matrix.

24 It includes direct collaborators for an indefinite term and outsourcing.

25 This result is mainly due to the adjustments made in 2024, especially the replacement of traditional luminaires with LED technology, whose consumption reduction results were reflected during 2025.

26 It includes the consolidated holding of Grupo Aval and its main entities: Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir.

27 It includes direct collaborators for an indefinite term and outsourcing.

DRAFT CHAPTER CE 031 | 2025

Water Management

GRI 303-1, 303-3, 303-4, 303-5; DJSI 2.3.1

The water we use in the offices of the holding company comes from the Bogotá Aqueduct and Sewerage Company (EAAB) and is used for the cleaning of shared areas and domestic use by our employees.

In order to strengthen the accuracy and quality of the indicator, we updated the calculation methodology. We now estimate the actual consumption as the difference between the volume supplied (billed by the EAAB) and the volume discharged, considering that approximately 90% of the water supplied is discharged into the sewerage system and 10% corresponds to use in office activities or theoretical leaks.

	Grupo Aval holding | Water consumption (m3)		Grupo Aval holding – Intensity | Water consumption per employee (m3/employee)
	2024	2025	2024	2025
Withdrawal - aqueduct (m3)	765,1	929,4	0,62	0,70
Discharged (m3)	688,6	836,4
Total consumption (m3)	76,5	92,9

The increase in water consumption is explained by an atypical situation presented in 2024, due to the fact that failures in the building's meter generated the reporting of the same consumption value for several months, which forced an estimate to be made that was below the actual consumption.

In 2025, the meter operated normally, allowing for effective records based on the data billed by the EAAB. Consequently, the observed increase is mainly due to the regularization of the measurement, which is consistent with consumption in previous years, as well as to a greater presence of employees in the offices during the year. This context also explains the 13.3% increase in the intensity of water consumption per employee.

Regarding water consumption at the group level, the following was obtained:

Grupo Aval holding and entities[28] | Water consumption (m3)			Grupo Aval holding and entities – Intensity | Water consumption per employee[29] (m3/employee)
	2024	2025	2024	2025
Withdrawal - aqueduct (m3)	191.353,5	187.694,1	0,59	0,57
Discharged (m3)	172.218,1	168.924,6
Total consumption (m3)	19.135,3	18.769,4

In 2025, we managed to reduce our total water consumption at Group level by 1.9% compared to 2024, as well as by 2.3% in the intensity of consumption per employee.

These results reflect our commitment to responsible and efficient management of water resources. During the year, we strengthened our consumption monitoring and control systems, installed energy-saving devices,

28 It includes the consolidated holding of Grupo Aval and its main entities: Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir.

29 It includes direct collaborators for an indefinite term and outsourcing.

DRAFT CHAPTER CE 031 | 2025

conducted preventive maintenance to prevent leaks, and promoted internal awareness campaigns to promote a culture of responsible water use.

Waste management

GRI 306-1, 306-2, 306-3, 306-4, 306-5; DJSI 2.2.1

The generation of our waste comes from the administrative activities we conduct in the offices. Among the most common wastes are paper and cardboard derived from documentary use, organic waste generated in cafeteria areas, and recyclable waste such as plastic and glass. In addition, technological waste (such as computer equipment, printers and other electronic devices) can be generated during technological update processes. Although the financial sector does not generate hazardous waste in large volumes, some may be present in smaller quantities, such as luminaires, batteries or toners, which require differentiated management in accordance with environmental regulations.

	Grupo Aval holding | Waste generation (t)		Grupo Aval holding – Intensity | Waste generation per employee (t / employee)
Waste according to its disposal	2024	2025	2024	2025
Recycled/Reused Waste	4,7	4,6	0,068	0,058
Waste Disposed	3,7	3,2
Total	8,4	7,8

We continue with the measurement of recycled or reused waste and that disposed of in landfill. This monitoring is carried out daily by the cleaning staff in our offices, by weighing the bags generated in the operation.

By 2025, we managed to reduce total waste generation by 7.5% and generation intensity per employee by 13.8%. 30

Regarding the generation of waste at the group level, the following was obtained:

	Grupo Aval holding and entities[31] | Waste generation (t)		Grupo Aval holding and entities – Intensity | Waste generation per employee [32] (t / employee)
Waste according to its disposal	2024	2025	2024	2025
Recycled/Reused Waste	1.044,1	746,3	0,034	0,031
Waste Disposed	56,5	281,6
Total	1.100,5	1.027,9

In 2025, our entities strengthened the processes for measuring the waste generated, and we managed to reduce the generation of usable and non-usable waste by 6.6%.

30 This decrease is mainly due to the fact that in 2024 waste was generated associated with office remodeling processes, which concluded that same year. In 2025, as no new locative interventions were carried out, waste generation returned to normal operating levels.

31 It includes the consolidated holding of Grupo Aval and its main entities: Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir.

32 It includes direct collaborators for an indefinite term and outsourcing.

DRAFT CHAPTER CE 031 | 2025

This process is part of our continuous improvement approach. In 2026 we expect to expand coverage and strengthen measurement mechanisms, in order to have more accurate and fully comparable data between periods, thus advancing in the standardization of information at Group level.

Eco-efficiency milestones of our entities

During 2025, our entities continued to implement and strengthen actions to improve the management of natural resources and to achieve greater eco-efficiency in our operations. Some of these actions include:

Banco de Bogotá:

•	It obtained the Basura Cero Gold seal certification in version 5 in the General Directorate by significantly reducing waste, reducing the use of plastic and paper, and recycling materials.

•	It has maintained the Carbon Neutral certification since 2021, granted by Icontec.

•	It has benefited 3,057 employees through the sustainable mobility program, providing them with access to an application for the shared use of vehicles and bicycles, promoting more efficient transport alternatives with less environmental impact.

Banco de Occidente:

•	It has the Carbon Neutral certification, granted by Icontec.

•	Through the sustainable mobility program in alliance with Try My Ride, it has impacted 2,500 employees in Barranquilla, Bogotá, Cali and Medellín, achieving a considerable reduction in its indirect GHG emissions.

•	In 2025, it invested 426 million pesos in environmental programs, including sustainable mobility and ecological restoration programs.

Banco Popular:

•	It has a Program for the Efficient Use and Saving of Water that integrates environmental training and permanent monitoring of consumption, achieving a reduction of 659 m³ and strengthening the responsible management of water resources.

•	The Bank acquired 720 sensors to improve energy efficiency, aimed at monitoring and optimizing energy use in the facilities. It also installed solar photovoltaic systems in 13 offices, as an initiative to mitigate and adapt to climate change.

Banco AV Villas:

•	The Bank installed sanitary appliances with water-saving valves in new projects or remodeling in 3 offices and 2 administrative headquarters, with an estimated annual savings of 218 m3.

•	By 2025, 100% of office signs have LED lighting, which represents a permanent energy saving of more than 650,000 kWh per year, compared to the old fluorescent lighting system, contributing to a more efficient and sustainable operation.

•	The Bank continued to implement LED lighting in offices and administrative headquarters, managing to optimize by 60% the energy consumption for lighting in the intervened headquarters, which represented savings of more than 24,000 kW in the year.

Corficolombiana:

•	It achieved a 10.8% reduction in energy consumption, thanks to the continuity in the implementation of the LED lighting system, strengthening the energy efficiency of the operation.

•	Together with their investments, they managed to plant more than 697,600 trees in strategic ecosystems of the country and protect 2,397 species of fauna and flora.

DRAFT CHAPTER CE 031 | 2025

Porvenir:

•	It has invested nearly 240 million in the "Regeneration with Purpose" program, through which it has contributed to the restoration of strategic ecosystems. This initiative includes the restoration of water sources and ecological corridors, natural decarbonization and impact on territories and communities.

•	To date, it has managed to plant more than 44,600 trees and protect 38.5 hectares, adding its restoration initiatives and corporate volunteer days.

Environmental awareness

We believe that environmental management begins with the commitment of each person and their relationship with the environment. For this reason, we develop actions to promote knowledge and the adoption of sustainable practices. In 2024, we trained 8,238 of the Group's employees on environmental issues.

These training and training actions are aimed at all employees, from induction to new employees, and seek to strengthen technical capacities and promote a transversal environmental culture.

In the strategic field, we strengthened the knowledge in climate management of employees with a specialized workshop on the guidelines of the International Financial Reporting Standards Foundation (IFRS S2) and their application in financial sector entities, ensuring a comprehensive understanding of the challenges associated with climate change and the disclosure of information.

In a complementary way, our entities developed training programs and internal campaigns aimed at topics such as carbon footprint, waste separation, saving and efficient use of resources, reinforced through a communications plan with environmental tips that highlights the impact of individual actions in the consolidation of a solid environmental culture. Likewise, our banks trained their external commercial and public teams in the lines of sustainability, addressing aspects such as energy efficiency, renewable energies, tax benefits and certifications in construction and sustainable tourism.

Finally, the corporate volunteering days have become an additional space for learning and awareness, strengthening technical skills and promoting the conservation of biodiversity, the protection of ecosystems and the active involvement of our teams in initiatives with a positive environmental and social impact.

5.3 We Protect Biodiversity

GRI 304-3

We recognize the importance of biodiversity for climate stability, water availability, and the quality of life of communities. As a business conglomerate with a representative participation of entities in the financial sector, we play a decisive role in protecting them, promoting responsible investments and supporting initiatives aimed at restoring ecosystems.

We restore and protect:	We plant:	We protected:
6,698 hectares	+3,779,600 trees	2,522 species of fauna flora

Banco de Bogotá's Amazonia Debit Card is the first green card in the country that links the use of a financial product with environmental restoration and social well-being. Through each purchase made, customers automatically contribute an additional 1% that is destined to the planting and care of native trees and mangroves in strategic ecosystems of the Colombian Amazon and Caribbean. In addition, for every two trees financed by customers, the Bank donates an additional one, expanding the impact of the initiative.

DRAFT CHAPTER CE 031 | 2025

This initiative, which is being developed in partnership with the Saving the Amazon Foundation, has promoted the planting of 120,000 tons, contributing to the capture of approximately 88,114 tons of CO₂. It has also restored 148 hectares and generated direct benefits for 362 families in 23 communities.

+350 Volunteer collaborators in planting days.	$117 million COP invested in environmental volunteering programs.

Our entities reaffirm their commitment to biodiversity by promoting corporate volunteering aimed at reforestation and restoration of strategic ecosystems. These initiatives not only generate tangible benefits for the conservation of fauna, flora and water resources, but also strengthen the environmental awareness of our employees, inviting them to recognize that each individual action can become a significant contribution to the protection of the country's natural heritage.

These volunteer exercises have been conducted in different regions of the national territory, in areas of high ecological value such as Parque Nacional Natural Chingaza, Vía Parque Isla de Salamanca, Parque Nacional Natural Farallones de Cali and Eastern Hills of Bogotá.

Under our firm commitment to the protection of biodiversity and in alignment with international standards, we began the development of our Nature Strategy, following the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), and began its implementation with a pilot at Banco de Occidente.

For its part, after the experience acquired in 2024, when Banco de Bogotá applied the TNFD's LEAP approach for the first time and participated in the Asobancaria pilot, in 2025 it took a transcendental step with the publication of its First Report on Nature's Risks and Opportunities, consolidating itself as a pioneering entity within the Colombian financial system.

To strengthen this analysis, Banco de Bogotá developed the KUNA tool, which allowed the identification of dependencies, impacts, risks, and opportunities associated with nature to be broadened and deepened. Thanks to this tool, the bank was able to assign geographical location to customers representing 21.9% of the company's portfolio, a significant advance given the limited historical availability of information.

*Learn about Banco de Bogotá's First Nature Risks and Opportunities Report here. (https://tnfd.global/wp-content/uploads/2025/08/PRIMER-REPORTE-DE-RIESGOS-Y-OPORTUNIDADES-BANCO-DE-BOGOTA-2025.pdf)

Appendix. SASB Table of Contents

Commercial Banks

SASB Indicator	Contents	Section
FN-CB-230a.1	(1) Number of data breaches, (2) Percentage of personal data breaches, (3) Number of account holders affected	Comprehensive Risk Management Compliance
FN-CB-230a.2	Description of the approach to identifying and addressing data security risks	Comprehensive Risk Management Compliance Cybersecurity, Cyber Defense and Digital Transformation

DRAFT CHAPTER CE 031 | 2025

FN-CB-240a.1	(1) Number and (2) amount of loans outstanding that qualify for programmes designed to promote small business and community development	We are the Aval (guarantor) that accompanies the people
FN CB 240a.2	(1) Number and (2) amount of past due and nonaccrual loans or loans subject to forbearance that qualify for programmes designed to promote small business and community development
FN CB 240a.4	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers	We are the Aval (guarantor) that accompanies the people We are the Aval (guarantor) of the communities
FN-CB-410a.2	Description of the approach to incorporation of environmental, social and governance (ESG) factors into credit analysis	Climate Action Comprehensive Risk Management
FN-CB-410b.1	Absolute gross financed emissions, disaggregated by (1) Scope 1, (2) Scope 2 and (3) Scope 3	Climate Action
FN-CB-410b.2	Gross exposure for each sector by asset class	Climate Action
FN-CB-410b.3	Percentage of gross exposure included in the financed emissions calculation	Climate Action
FN-CB-410b.4	Description of the methodology used to calculate financed emissions	Climate Action
FN-CB-510a.1	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anticompetitive behaviour, market manipulation, malpractice, or other related financial industry laws or regulations	Ethics and transparency * No monetary losses associated with operational, legal or reputational risks were generated.
FN-CB-510a.2	Description of Whistleblowing Policies and Procedures	Ethics and transparency
FN-CB-550a.1	Global Systemically Important Bank (G-SIB) Score, by Category	Grupo Aval's banks are not part of the G-SIG, therefore, they do not represent Global Systemic Importance.
FN-CB-550a.2	Description of approach to integrate results of mandatory and voluntary stress tests into capital adequacy planning, longterm corporate strategy, and other business	Although Grupo Aval does not have a regulatory obligation to conduct stress tests, the Holding plays a role in advising, coordinating and monitoring the stress

DRAFT CHAPTER CE 031 | 2025

	activities	tests carried out by the Group's credit institutions. Different internal areas of these entities participate in the design, performance and validation of the stress tests, which are responsible for developing forecasts aligned with the business plan. Each area in charge implements and validates the assumptions and methodologies that were used for the forecasts. Stress testing exercises function as a tool in the planning and monitoring of the financial situation of the entities, which also allows coordinating efforts and advancing the steps that lead the organizations responsibly towards the objectives set by each of them.
FN-CB-000. A	(1) Number and (2) value of checking and savings accounts by segment: (a) personal and (b) small businesses
FN-CB-000. B	(1) Number and (2) value of loans by segment: (a) personal, (b) small businesses, and (c) corporate

Asset Management and Custody Activities

SASB Indicator	Contents	Section
FN-AC-270a.1	(1) Number and (2) percentage of licensed employees and identified decision-makers with a record of investment related investigations, consumer-initiated complaints, private civil litigations, or other regulatory proceedings	Grupo Aval Holding does not provide financial services to clients. Therefore, we do not report this indicator.
FN-AC-270a.2	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of financial pro duct-related information to new and returning customers	Grupo Aval Holding does not provide financial services to clients. Therefore, we do not report this indicator.

DRAFT CHAPTER CE 031 | 2025

FN-AC-270a.3	Description of the approach to informing customers about products and services	Grupo Aval Holding does not provide financial services to clients. Therefore, we do not report this indicator.
FN-AC-330a.1	Percentage of (1) gender and (2) diversity group representation for (a) executive management, (b) non-executive management, (c) professionals, and (d) all other employees	Our Board of Directors We are the Aval (guarantor) of our talent
FN-AC-410a.1	Amount of assets under management, by asset class, that employ (1) integration of environmental, social, and governance (ESG) issues, (2) sustainability themed investing and (3) screening	Climate Action
FN-AC-410a.2	Description of approach to incorporation of environmental, social and governance (ESG) factors in investment or wealth management processes and strategies	Climate Action
FN-AC-410a.3	Description of proxy voting and investee engagement policies and procedures

Corfi's Responsible Investment Policy https://www.corfi.com/documents/20123/1458853/politica-de-inversion-responsable-corfi.pdf

Porvenir's Responsible Investment Policy https://www.porvenir.com.co/documents/20152/0/politicas_inversion_porvenir.pdf

FN-AC-410b.1	Absolute gross financed emissions, disaggregated by (1) Scope 1, (2) Scope 2 and (3) Scope 3	Climate Action
FN-AC-410b.2	Total amount of assets under management (AUM) included in the financed emissions disclosure	Climate Action
FN-AC-410b.3	Percentage of total assets under management (AUM) included in the financed emissions calculation	Climate Action
FN-AC-410b.4	Description of the methodology used to calculate financed emissions	Climate Action
FN-AC-510a.1	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anticompetitive behaviour, market manipulation, malpractice, or other related financial industry laws or regulations	Ethics and transparency
FN-AC-510a.2	Description of whistleblower policies and procedures	Ethics and transparency
FN-AC-000. A	Total assets under management (AUM)	COP 469.5 trillion

Third-Party Verification

Grupo Aval's 2025 management and sustainability report has been verified by the firm BDO Audit SAS BIC.

DRAFT CHAPTER CE 031 | 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel